FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 10, 2023	By...../s/........Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Commencement of Tender Offer by Subsidiary

August 10, 2023

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (Prime Market) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Commencement of Tender Offer by Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the Prime Market of the Tokyo Securities Exchange), decided at its Board of Directors meeting held on August 9, 2023, to acquire common shares in TOKYO NISSAN COMPUTER SYSTEM CO., LTD. (Securities code: 3316, listed on the Standard Market of the Tokyo Securities Exchange) and share subscription rights (shinkabu yoyaku-ken) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

This document is an English translation of a statement written originally in Japanese.

The Japanese original should be considered as the primary version.

August 9, 2023

To whom it may concern:

Company: Canon Marketing Japan Inc.
Representative: Masachika Adachi, Representative Director and President
(Code Number:8060, Prime Market of the Tokyo Stock Exchange)
Contact: Akihiro Shirone, General Manager, Accounting Division
TEL: +81-3-6719-9074

Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)

Canon Marketing Japan Inc. (“Tender Offeror”) hereby announces that, at a meeting of its board of directors held today, the Tender Offeror resolved to acquire common shares (“Target Company Shares”) of Tokyo Nissan Computer System Co., Ltd. (Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”); Standard Market, Securities Code 3316; hereinafter, “Target Company”) through a tender offer (“Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter, “FIEA”) as detailed below.

1.	Purpose of the Purchase etc.

(1)	Overview of Tender Offer

The Tender Offeror has resolved to implement the Tender Offer as part of a transaction to acquire all of the Target Company Shares listed on the Standard Market of the Tokyo Stock Exchange (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company) and make the Target Company a wholly-owned subsidiary of the Tender Offeror (“the Transaction”). As of today, the Tender Offeror owns 1 Target Company Share (Shareholding Ratio (Note) 0.00%).

(Note) “Shareholding Ratio” means the percentage (rounded to the second decimal place; hereinafter the same in reference to calculation of Shareholding Ratios) of Target Company Shares relative to 6,289,785 shares, i.e., (i) the total number of issued shares as of June 30, 2023 (6,300,000) listed in the “First Quarter Results for FY Ending March 2024 [Japanese Accounting Standards] (Non-Consolidated)” announced today by the Target Company (“Target First Quarter Results”), less the number of treasury shares held by the Target Company as of June 30, 2023 (10,215) as listed in the Target Company First Quarter Results.

For the Tender Offer, the Tender Offeror has executed with Nissan Tokyo Sales Holdings Co., Ltd. (“NTH”), which is the Target Company’s parent company and principal shareholder, a tender offer agreement (“Tender Offer Agreement”) as of today under which it is agreed that all Target Company Shares owned by NTH (3,390,000 shares, Shareholding Ratio 53.90%; “Shares to be Tendered”) will be tendered in the Tender Offer. For the details of the Tender Offer Agreement, please refer to “(6) Matters Relating to Important Agreements Regarding the Tender Offer” below.

The Tender Offeror has set the minimum number of shares to be purchased in the Tender Offer at 4,193,200 (Shareholding Ratio 66.67%), and if the total number of shares etc. tendered in the Tender Offer (“Tendered Share Certificates”) is less than said minimum number of shares to be purchased (4,193,200), the Tender Offeror will not purchase etc. any of the Tendered Share Certificates. However, as described above, the Tender Offeror’s intention is to make the Target Company a wholly-owned subsidiary of the Tender Offeror by acquiring all of the Target Company Shares (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company); thus, no maximum number of shares to be purchased has been set, and if the total number of Tendered Share Certificates is equal to or greater than the minimum number of shares to be purchased (4,193,200), the Tender Offeror will purchase etc. all of the Tendered Share Certificates. It bears noting that the minimum number of shares to be purchased (4,193,200) has been set at the product of the Target Company’s share unit number (100 shares) and 41,932, i.e., two-thirds (rounded up to the nearest whole number) of the number of voting rights (62,897) corresponding to 6,289,785 shares (the Tender Offeror owns 1 Target Company Share, but has no voting rights over such share because its total ownership is less than 1 share unit (100 shares)). The Tender Offeror intends to make the Target Company a wholly-owned subsidiary of the Tender Offeror through the Transaction, but if the Tender Offeror is unable to acquire all Target Company Shares (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company) through the Tender Offer despite the formation of said Tender Offer and the Share Consolidation procedures described in “(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition)” below are implemented, a special resolution at a general shareholders meeting, as specified in Article 309, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter, the “Companies Act”), will be a requirement; for this reason, the minimum number of shares to be purchased has been set so that the Tender Offeror will hold at least two-thirds of the total voting rights among the Target Company’s general shareholders after the Tender Offer, thus ensuring the satisfaction of such requirement and, by extension, the completion of the Transaction.

If the Tender Offeror does not acquire all of the Target Company Shares (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company) through the Tender Offer, it is planned that, after the formation of the Tender Offer, a series of procedures (“Squeeze-Out Procedures”) will be carried out to make the Tender Offeror the Target Company’s only shareholder and make the Target Company a wholly-owned subsidiary of the Tender Offeror, as described in “(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition)” below.

According to the “Notice of Issuance of Opinion Concerning Tender Offer by Canon Marketing Japan Inc. for Company Shares” (“Target Company Press Release”) published today by the Target Company, the Target Company, at a meeting of its board of directors held today, resolved to issue an opinion supporting the Tender Offer, and to recommend that all the Target Company’s shareholders tender their shares in the Tender Offer. For details of the decision-making process of the Target Company’s board of directors meeting, please refer to the Target Company Press Release, as well as “⑤ Approval of All Directors Without Interests in Target and Opinion of No Objection from All Auditors Without Interests in Target” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer” below.

(2)	Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy

①	Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making

The Tender Offeror was incorporated in February 1968 under the trade name of Canon Business Machine Sales, Inc., with the business machine division of Canon Inc. (“Canon”) as the parent, for the purpose of domestically selling Canon’s business machine products. In November 1971, Canon Camera Sales Co., Ltd. and Canon Business Machine Services Inc. were merged into the Tender Offeror by way of an absorption-type merger and the trade name of the Tender Offeror was changed to Canon Sales Co., Inc.; then, in April 2006, the trade name of the Tender Offeror was changed to the current name of Canon Marketing Japan Inc.

The Tender Offeror’s shares were listed on the Second Section of the Tokyo Stock Exchange beginning in August 1981, were subsequently listed on the First Section of the Tokyo Stock Exchange beginning in June 1983, and, because of the review of the market segments at the Tokyo Stock Exchange in April 2022, are listed on the Prime Market of the Tokyo Stock Exchange as of today.

The Tender Offeror group as of today comprises the Tender Offeror and its 14 consolidated subsidiaries (hereinafter, the Tender Offeror and its subsidiaries are collectively the “Tender Offeror Group”), and in addition to sales, services, and marketing for Canon products in the Japanese market as part of the globally active Canon Group, it is engaged independently in businesses including IT solutions, industrial equipment, and healthcare.

The Tender Offeror Group formulated the five-year “2021-2025 Long-Term Management Objectives” in April 2021, announcing the vision of being “a professional corporate group that solves social and customer issues using ICT and the power of humans”, and embarking on company reforms centered around the IT solutions business. Drawing on strengths including its expansive, secure customer base and distinctive solutions that mobilize the imaging technologies, system-building strengths, and mathematical technologies (technologies that use mathematical formulas to model problems in need of solutions and calculate optimal solutions) developed by Canon over many years, the Tender Offeror provides high-added-value solutions to support digital transformation for its customers.

Further, with the aim of realizing “a professional corporate group that solves social and customer issues using ICT and the power of humans”, the Tender Offeror formulated the “Medium-Term Management Plan (2022-2025)” in January 2022. Through the execution of the four basic policies of (i) expand IT solutions business with profit, (ii) increase earnings capacity of existing businesses, (iii) strengthen specialized areas and create new businesses, and (iv) group management aimed at continuous growth, the Tender Offeror is striving to expand its business operations and improve its business performance.

On the basis of this management strategy, in the IT solutions business, the Tender Offeror is pursuing the enhancement of its solutions lineup and of its solution-providing systems, with the aim of providing optimal solutions to its customers’ problems in all customer segments. This plan will strengthen and expand the service-based business model, with a particular focus on the highly profitable and sustainable “maintenance/operation services and outsourcing” area.

According to the Target Company Press Release, the Target Company began business operations in March 1982 as a computer business department of automobile dealer Tokyo Nissan Auto Sales Co., Ltd. and a type-1 certified agent of IBM Japan, Ltd., and was incorporated when said business division split off and went independent in March 1989. Thereafter, the Target Company was listed on JASDAQ Securities Exchange, Inc. in March and December 2004, was listed on the JASDAQ Market of the Osaka Stock Exchange in conjunction with a merger of JASDAQ Securities Exchange, Inc. and Osaka Exchange, Inc. in April 2010, was listed on the JASDAQ (Standard) Market of the Osaka Stock Exchange in conjunction with the integration of the Hercules Market, the JASDAQ Market, and the NEO Market of the Osaka Stock Exchange in October 2010, was listed on the JASDAQ (Standard) Market of the Tokyo Stock Exchange in conjunction with the integration of spot markets with the Tokyo Stock Exchange in July 2013, was transferred to a new market segment at the Tokyo Stock Exchange in April 2022, and today is listed on the Standard Market of the Tokyo Stock Exchange. The Target Company’s first principle is providing “maximum satisfaction to our customers”, and toward that end, under the new corporate vision of “an ICT solutions company that thinks of our customers’ futures to co-create businesses”, the Target Company is expanding information systems-related businesses centered on the solutions provider business.

In the IT industry to which the Target Company belongs, infrastructure businesses centered on hardware have been trending downward, while investment in solutions to support digital transformation at client companies has been accelerating and cloud markets are showing continued growth. As these trends have become more prominent during and after the Covid-19 pandemic and customer needs have become ever more diverse to solve company problems and fulfill social responsibilities, the expectation for solutions that are likely to be effective at simply and quickly solving company problems has continued to strengthen. In addition, IT investment in digital transformation, which promotes enhanced corporate competitiveness, operation process reconstruction, and other business model reforms, is making its presence ever more prominently felt. Meanwhile, with the dramatic rise in cyberattacks, there also has been a rising demand for security measures and other such measures against unforeseeable crises.

The Target Company has been involved in building customer IT infrastructures for over 34 years since its establishment. Its strengths lie in ensuring that infrastructure engineers with deep knowledge of customer IT environments are engaged in data center operations, help desk operations, and SE support services, including monitoring and operation of managed service businesses. Yet despite these strengths, the accelerating development of IT technology means there may be limits to the businesses that will be developed through the Target Company’s know-how alone. The Target Company thus recognizes the importance of tackling customer problems collaboratively, by consolidating the unique resources, core technologies, and solutions of other companies in the same industry to offer new added value.

In order to realize the above management philosophy and corporate vision under the banner of its own strengths and its recognition of the challenges ahead, the Target Company has set an action agenda of “deepening understanding by putting ourselves in the customer’s position”, “securing customer trust with the aim of being the most sought-after company”, “providing customers with safe and optimal ICT platforms”, and “striving to be an attractive company for employees and partners”; is aiming to be a best partner supporting the continuous growth of customers as a managed service company; and is endeavoring to strengthen its relationships with customers by improving business quality. In addition, the Target Company is committed to talent development, is working to strengthen collaboration with new partners, and is engaged in business activities rooted in the basic strategies of “Providing TCS Managed Platform Service” and “Digital Marketing” described below.

①	Providing TCS Managed Platform Service (Note)

The Target Company expands conventional TCS Managed Services and increases public-cloud-compatible technologies for high-loyalty customers, thus offering those customers hybrid infrastructure environments that can be used safely. Further, the Target Company offers not only ICT infrastructures but comprehensive business platforms, including the development, operation, and maintenance of applications.

(Note) “TCS Managed Platform Service” means outsourcing services centered on infrastructure, such as services that build on the managed services centered on infrastructure, such as operations, monitored housings, dedicated hardware provision services, and SE technical support services, and integrated solutions service not limited to infrastructure, such as the provision of public cloud environments, application monitoring, and security monitoring.

②	Digital Marketing

The Target Company uses digital marketing in its aim to have the #1 solution share in the automobile dealer and automobile parts supplier industries.

On the one hand, the companies that are clients of the Target Company are reforming their own businesses and accelerating investment in solutions to support digital transformation contributing to carbon neutrality; on the other hand, digital talent is in short supply, and the question of how IT technologies can be applied quickly and simply is a major problem. Thus, the Target Company is committed to developing digital talent, is endeavoring to strengthen alliances with new partners, and has plans to speed up improvements of its organizational capability.

Under the above-described conditions, the Tender Offeror had been considering various strategies to fulfill the “Medium-Term Management Plan (2022-2025)” and, while considering the possibility of capital alliances with third parties, the Tender Offeror was sounded out in late-August 2022 by Daiwa Securities Co. Ltd. (“Daiwa”) with a proposal to consider the possibility of a capital alliance with the Target Company that can expect some synergies and benefits from a capital alliance with the Tender Offeror as a more concrete means of fulfilling the “Medium-Term Management Plan (2022-2025)”.

the Tender Offeror believes that the Target Company’s sophisticated technical capability, business operations, and know-how in responding to diverse client needs in the IT solutions business centered on IT infrastructure construction and deployment support and managed service businesses such as data center services, and also of the robust track record to which those strengths testify, and therefore the Tender Offeror began concrete discussions with Daiwa concerning the possibility and methods etc. of the capital alliance in late September 2022, and in early November 2022, the Tender Offeror selected Daiwa, a third-party valuation institution independent of the Tender Offeror, the Target Company and NTH, as the financial advisor to be used in the case where the capital alliance with the Target Company was carried out.

In late November 2022, the Tender Offeror received a communication from MUFG Bank (“MUFG Bank”), NTH’s financial advisor, to the effect that a first bidding process (“First Bidding Process”) would be carried out for the selection of a strategic partner for the assignment of all Target Company Shares owned by NTH through application for a tender offer or other method and for realizing, in conjunction therewith, the Target Company’s further growth going forward, and that MUFG Bank intended to invite the Tender Offeror as a company with complementary strengths that could promote the growth of the Target Company to participate in the First Bidding Process.

The Tender Offeror decided to participate in the First Bidding Process in early December 2022, as it believed that the Transaction was in line with its Medium-Term Management Plan (2022-2025), and that it would be possible to realize both an accelerated strengthening of the IT solutions business of the Tender Offeror Group and further growth of the businesses carried out by the Target Company through synergies with Tender Offeror Group’s companies, in particular Canon IT Solutions Inc., the core company of the Tender Offeror Group’s IT solutions business.

Further, in early February 2023, the Tender Offeror selected Nagashima Ohno & Tsunematsu as a legal advisor independent from the Tender Offeror, the Target Company, and NTH. Tender Offeror, while also receiving advice as appropriate from Daiwa, carried out a review, directed toward the submission of a first letter of intent, on the basis of the Target Company’s business plan, received through MUFG Bank, for the five terms from the term ending March 2024 to the term ending March 2028 (“Business Plan”); and on February 3, 2023, the Tender Offeror submitted its first letter of intent, indicating its intention to carry out the Transaction.

Subsequently, on March 14, 2023, the Tender Offeror, through MUFG Bank, received a communication to the effect that it had passed the First Bidding Process and a notice to the effect that it would be allowed to participate in the second bidding process (“Second Bidding Process”). In the Second Bidding Process, from late March until early June 2023, the Tender Offeror carried out due diligence of the Target Company’s business, finances, tax matters, and legal matters, held interviews with the Target Company’s management team, and moved forward with further analysis and review of specific measures aimed at creating business synergies between the Tender Offeror Group and the Target Company, the purchase structure, and management policy after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror.

As a result of such review, in late May 2023, the Tender Offeror concluded that making the Target Company into a wholly-owned subsidiary through the Transaction would contribute to the basic policy of the Tender Offeror’s Medium-Term Management Plan (2022-2025), namely, “(i) expand IT Solutions business with profit”, would accelerate the execution of an IT solutions strategies designed for each customer segment, and would enable an expansion of its stock business through a service-type business model where services are continuously provided to customers. Specifically, on the basis of a wide range of services—from solutions, security, data center services, to BPO (business process outsourcing)—designed for a variety of business types and business forms that leverage what the Tender Offeror Group considers to be its strengths, namely, system construction and mathematical science technology, as well as a broad and robust “customer base” cultivated primarily through Canon products, ranging from large corporations and small and medium-sized enterprises to specialist and individual customers, the Tender Offeror believes that the following synergy effects and advantages can be created. In addition, through collaboration with the wide range of businesses of the Tender Offeror Group and further strengthening relationships with the Target Company’s existing customers, the Tender Offeror, believing that the corporate value of the Target Company can be enhanced, came to the conclusion that it should implement the transaction.

The Tender Offeror expects that the Transaction will yield the following synergy effects and advantages to the Tender Offeror and the Target Company. As far as the Tender Offeror is concerned, in order to maximize the following synergy effects and advantages and attain strategic significance, making the Target Company a wholly-owned subsidiary of the Tender Offeror would eliminate the danger of conflicts of interests with minority shareholders of the Target Company, would enable the Target Company to operate its businesses under a consistent management policy and would enable rapid decision-making for executing the necessary measures at the Target Company in a timely manner; from this, the Target Company concluded that it was essential to make the Target Company a wholly-owned subsidiary of the Tender Offeror. The Tender Offeror believes that the synergies and benefits for the Target Company from the Transaction will also benefit the Tender Offeror, which will make the Target Company its wholly-owned subsidiary through the Transaction, in that it will lead to an increase in corporate value as the Tender Offeror Group after the Transaction, including the Target Company.

(i) The mutual complementarity of sales and engineers will enhance the ability to handle projects and the ability to bring added value to customers

Through the mutual complementarity of sales focusing on the Target Company and the Tender Offeror Group’s IT infrastructure construction and deployment support and engineers, the Tender Offeror believes that the ability to make proposals will be strengthened and the ability to handle projects that would have been difficult to handle alone will be strengthened, enhancing the ability to provide added value to customers of the Target Company and the Tender Offeror Group.

(ii) The ability to make proposals and the ability to make sales will be enhanced by providing Tender Offeror Group solutions and products that leverage the Target Company’s sales capabilities and customer base

The Tender Offeror believes that by expanding the lineup that the Target Company provides to its customers to include the Tender Offeror Group’s services customized for specific industries and operations (Note), security solutions, BPO, and other solutions and products across a broad range of fields, it will be able to enhance its ability to make proposals to the Target Company’s customers and its marketing capabilities. Further, by utilizing a framework for the provision of the Tender Offeror Group’s strength of application development and refining the Target Company’s customer strategy, the Tender Offeror believes that an optimal combination of applications and infrastructure designed for digital transformation of the Target Company’s customers can be provided.

(Note)	“Services customized for specific industries and operations” refers specifically, among other things, to production management solutions, migration, demand forecasts and demand planning solutions.

(iii) The service provision capability of the Target Company’s data center business will be enhanced by leveraging the Tender Offeror Group’s IT platform

By utilizing the Tender Offeror Group’s Nishi-Tokyo Data Center and managed cloud services, the Tender Offeror believes that TCS Managed Platform Service , focusing on the Target Company’s data center business, can be strengthened.

(iv) The Tender Offeror Group’s personnel development and training system can be utilized and personnel development can be promoted through personnel exchanges

The Tender Offeror believes that by utilizing the personnel development system and training menu of the Tender Offeror Group, it will be possible to achieve skill enhancement in the fields the Target Company considers its growth fields, such as application development and cloud services. Further, by carrying out personnel exchanges of sales personnel and engineers of the Target Company and the Tender Offeror Group, the Tender Offeror believes that it will be possible for personnel to acquire the know-how and skills that both firms have each other.

In the Second Bidding Process, the Tender Offeror was told by NTH that NTH envisioned having the transaction particulars and service provision framework with and NTH and the Target Company continue under substantially the same conditions following the Transaction, and requested that the Tender Offeror carry out its review of the Tender Offer under this assumption. On May 2, 2023, the Tender Offeror received a Tender Offer Agreement draft which stipulated assorted conditions, including the above assumption, concerning NTH’s tendering its shares in the Tender Offer in the case where the Tender Offer was implemented. Taking into account the results of the due diligence with regards to the Target Company’s business, finances, tax matters, and legal matters, and the interviews with the Target Company’s management team, the Tender Offeror carried out its review of the Tender Offer Agreement draft.

As a result of the above review, following a board of directors resolution on June 13, 2023, the Tender Offeror submitted to NTH on that day, regarding the purchase price per one Target Company Share and other conditions in the case where the Tender Offer was implemented (“Tender Offer Price”), as a legally binding proposal taking into account the due diligence that the Tender Offeror implemented of the Target Company between late March and early June 2023, a second letter of intent and Tender Offer Agreement draft marked-up with the Tender Offeror’s revisions, under which (i) a tender offer for all issued shares of the Target Company would be made with the intention of making the Target Company a wholly owned subsidiary and (ii) the Tender Offer Price would be 1,748 yen per one Target Company Share (representing a 140.11% premium with respect to the closing price of 728 yen on June 12, the business day prior to the date of the proposal (rounded off to the second decimal place; the same applies to the premium percentages below), a 149.71% premium with respect to the simple moving average closing price over the most-recent one month of 700 yen (rounded off to the nearest whole yen; the same applies below to the simple moving averages of closing share prices (yen)), a 163.25% premium with respect to the simple moving average closing price over the most-recent three months of 664 yen, and a 172.70% premium with respect to the simple moving average closing price over the most-recent six months of 641 yen).

Then, on June 21, 2023, the Tender Offeror received through MUFG Bank a notice to the effect that the Tender Offeror had been selected as the final candidate.

In light of this, on July 4, 2023, the Tender Offeror submitted to the Target Company a proposal document that included the Tender Offer Price and other conditions based on the assumption that the Target Company would be a wholly-owned subsidiary of the Tender Offeror (“Proposal Document”). On July 7, 2023, through its financial advisor SMBC Nikko Securities Inc. (“SMBC Nikko”), the Tender Offeror received questions from the Special Committee (please refer to the definition stated in “② Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons” below) concerning the Proposal Document. On July 14, 2023, in response to these questions, the Tender Offeror submitted answers and on that day gave an explanation to the Special Committee. On July 24, 2023, through SMBC Nikko, the Tender Offeror received from the Special Committee a response to the Proposal Document, to the effect that (i) regarding the purpose of the Transaction and the business strategy, it was believed that for the Target Company, too, further growth would be possible, and when synergy was achieved, this would contribute to enhancement of the Target Company’s corporate value, and (ii) regarding the Tender Offer Price of 1,748 yen, considering the results of the Target Company’s share price calculation by a third-party valuation agency, the Special Committee recognized that the Tender Offer Price was at a level that could be praised to a certain extent from the perspective of minority shareholder protection, but asked the Tender Offeror to consider raising the Tender Offer Price in order for the Target Company’s minority shareholders to be more fully satisfied.

On July 4, 2023, the Tender Offeror received markups from NTH showing its revisions of the Tender Offer Agreement draft revisions that the Tender Offeror had submitted. The Tender Offeror engaged in further negotiations and discussions with NTH regarding assorted conditions other than the Tender Offer Price, including conditions precedent for NTH to tender its shares in the Tender Offer, conditions relating to extension of the Tender Offer Period and other changes of Tender Offer conditions by the Tender Offeror, and representations and warranties of the Tender Offeror, and as result, on this day, the Tender Offeror reached agreement with NTH on the Tender Offer Agreement, including a Tender Offer Price of 1,748 yen per one share. Discussions carried out in parallel regarding the significance and purpose of the Tender Offer and measures for enhancement of corporate value, including the anticipated synergy effects, resulted in the conclusion that both the Tender Offeror and the Target Company can expect the synergy effects and advantages outlined in (i) through (iv) above. In light of the foregoing, the board of directors, in a meeting held on this day, passed a resolution to implement the Tender Offer and to execute the Tender Offer Agreement with NTH. For details regarding the Tender Offer Agreement, please refer to (6) Matters Relating to Important Agreements Regarding the Tender Offer below.

②	Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons

According to the Target Company Press Release, in mid-October 2021, in light of the fact that the Target Company is a listed subsidiary of NTH, NTH began to consider a capital relationship with the Target Company with a view to dissolving the situation where both parent and subsidiary are listed, and in mid-April 2022, NTH internally confirmed its intention to consider the basic policy direction of selling the Target Company shares for the purpose of the development of both NTH and the Target Company, NTH made a request to MUFG Bank for financial advisory services in late June 2022, and MUFG Bank submitted a proposal to NTH for financial advisory services, and NTH and MUFG Bank had discussions regarding the expected future process in late July 2022. Subsequently, with MUFG Bank’s appointment as financial advisor in early August 2022, NTH began to consider in earnest implementing a bidding process for the sale of the Target Company shares in early September 2022.

On October 14, 2022, the Target Company received a letter from NTH stating that it wished to sell all its Target Company shares for the further development of both NTH and the Target Company, that it was aware of purchasers that would contribute to enhancing the Target Company’s corporate value, that it wished to achieve a sale on the most advantageous terms possible, and that, accordingly, it expected the method of sale to be a selection of a purchaser through a bidding process and then transfer through tendering of the shares in a tender offer by such purchaser, and that it wanted the Target Company to build the necessary internal framework for this, including accommodating the due diligence relating to such process. In light of this, the Target Company appointed SMBC Nikko as a financial advisor independent of NTH and the Target Company in mid-November 2022, and appointed Nishimura & Asahi as a legal advisor in early December of the same year, and with the aim of enhancing corporate value and maximizing shareholder returns, the Target Company began to consider the sale of the Target Company shares by NTH, and carefully reviewed and discussed with NTH the sale process, possible transaction structures, and candidates etc. In early November 2022, NTH, through MUFG Bank, without revealing the names of NTH or the Target Company, began sounding out 45 candidates (37 domestic business companies and 8 investment funds) with strengths complementary to those of the Target Company that were capable of promoting the Target Company’s growth and were thought to have a strong interest in the Target Company’s business, about participating in a bidding process for the selection of a strategic partner to acquire NTH’s Target Company shares (“Bidding Process”) and, following this, would be able to realize further growth for the Target Company going forward. As a result, NTH, through MUFG Bank, confirmed that 24 candidates (17 domestic business companies and 7 investment funds) were interested in participating in the Bidding Process, and the First Bidding Process was commenced in late December 2022. Because it was possible to obtain a share valuation report from a third-party valuation agency and because NTH planned to receive proposals regarding the value of the Target Company shares from the candidates during the bidding procedures, the Target Company prepared the Business Plan and submitted it to NTH in late December 2022. Further, in conjunction with the commencement of the First Bidding Process, and in light of the fact that the interests of NTH, the Target Company’s controlling shareholder (parent company), and the interests of the Target Company’s minority shareholders would not necessarily be aligned in the event that NTH and the candidate ultimately selected as the purchaser through the Bidding Process entered into the Tender Offer Agreement, which includes the tender of the Target Company shares held by NTH in a tender offer, on January 31, 2023, the Target Company decided to establish a special committee (the “Special Committee”) consisting of outside directors independent of NTH that would ensure careful decision-making by the Target Company regarding a transaction scheme where, on the assumption that the Target Company would remain a listed company, a purchaser would acquire a portion of the Target Company’s outstanding shares, including the Target Company shares held by NTH, or the Transaction, which assumed that the Target Company would become a wholly-owned subsidiary of the candidate; would eliminate the danger of arbitrariness or conflicts of interest in the decision-making process of the Target Company’s board of directors; and would ensure the fairness of such decision-making process. Further, when deciding to establish the Special Committee, the Target Company’s board of directors set the following as matters for consultation with the Special Committee: (i) matters relating to the reasonableness of the Transaction (including whether the Transaction would contribute to enhancing the Target Company’s corporate value); (ii) matters relating to the reasonableness of the terms and conditions of the Transaction (including the reasonableness of the method and type of consideration of the Transaction); (iii) matters relating to the fairness of the procedures for the Transaction (including considering the extent to which measures should be taken to ensure fairness); (iv) whether a decision regarding the Transaction by the Target Company’s board of directors would be disadvantageous to minority shareholders in light of (i) through (iii) above; and (v) in the event that the Transaction involved a tender offer for the Target Company’s shares by a third party, the opinion of the Special Committee regarding the Target Company’s board of directors expressing an opinion supporting such a tender offer, and the possibility of recommending to shareholders of the Target Company that they tender their shares in such a tender offer (“Matters for Consultation”) (however, with respect to (v) above, because the possibility had increased, following the Second Bidding Process, that the Transaction would involve a third-party tender offer for the Target Company’s shares, the board of directors asked for consultation on June 15, 2023). Furthermore, the Target Company board of directors passed a resolution stating that it would make its decision regarding the Transaction with the utmost respect for the opinions of the Special Committee, and that if the Special Committee determined that the Transaction was not appropriate, it would decide not to carry out the Transaction. Regarding the composition of committee members and specific matters for inquiry etc., please refer to below: “③ Establishment of Independent Special Committee at the Target Company; Obtaining of Report” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer”.

On February 3, 2023, NTH received the first letters of intent from 9 candidates (7 domestic business companies and 2 investment funds) that participated in the First Bidding Process. After careful consideration ,discussion and overall judgment of these factors of the purpose of the Transaction, the direction of the Target Company’s management policy and business strategy after the Transaction, the synergies with the Target Company and the treatment of the Target Company’s employees, the offered price per Target Company share, the probability of fund procurement for the Transaction at that time, and the schedule of the Transaction, NTH decided on the candidates it would sound out to participate in the Second Bidding Process. On February 10, 2023, the Target Company was contacted by NTH with a list of 3 domestic business companies to be invited to participate in the Second Bidding Process and a summary of each candidate’s proposal, and after careful consideration of such proposals and consultation with the Special Committee, on March 3, 2023, the Target Company accepted the candidates to be invited to participate in the Second Bidding Process, on the assumption that the Transaction would be carried out. Subsequently, NTH and the Target Company provided due diligence opportunities, including interviews with Target Company management, to 3 domestic business companies that participated in the Second Bidding Process. Following this, one candidate withdrew from the bidding, and, by June 13, 2023, NTH had received second letters of intent from 2 domestic business companies that participated in the Second Bidding Process, excluding the 1 company mentioned above that withdrew. The Tender Offeror participated in the Bidding Process and on June 13, 2023, submitted to NTH a second letter of intent constituting a legally binding offer based on the due diligence conducted by the Tender Offeror on the Target Company in the Second Bidding Process, from late March 2023 to early June 2023, proposing (i) the Tender Offeror would carry out a tender offer for all outstanding Target Company shares to make the Target Company a wholly-owned subsidiary, and (ii) the Tender Offer Price would be 1,748 yen per Target Company share.

Meanwhile, in early June 2023, because a share valuation would be required in the Transaction prior to the decision on the final candidate, the Target Company appointed Tokyo Kyodo Accounting Office as a third-party valuation agency. Further, on June 15, 2023, the Target Company was informed by NTH that it had received second letters of intent submitted from 2 domestic business companies that participated in the Second Bidding Process, and that, as a result of the Second Bidding Process, it planned to negotiate preferentially with the Tender Offeror. Following consultation with the Special Committee regarding the second letters of intent from the candidates that participated in the second bidding process received from NTH, the Target Company determined that because the Target Company too could expect to benefit from the synergies between the Tender Offeror Group and the Target Company as described above in “①Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making”, and because the Target Company’s offered price per Target Company share was the highest price per share offered by the candidates that participated in the Bidding Process, from the perspective of providing a reasonable opportunity for all Target Company shareholders to sell their shares, it would be appropriate to preferentially negotiate with the Tender Offeror. On June 20, 2023, through SMBC Nikko and MUFG Bank, the Target Company notified NTH of its acceptance of the Tender Offeror as the preferred negotiation counterparty.

Subsequently, the Target Company and the Special Committee received the Proposal Document from the Tender Offeror on July 4, 2023. The Special Committee then submitted questions regarding the Proposal Document to the Tender Offeror through SMBC Nikko on July 7, 2023. Then, the Special Committee received a response to such questions from the Tender Offeror on July 14, 2023, and received an explanation from the Tender Offeror on the same date. Based on the contents of the Proposal Document, the Target Company received from the Special Committee, through SMBC Nikko on July 6, 2023, a questionnaire regarding the Transaction. Subsequently, the Target Company submitted to the Special Committee a response to such questions on July 18, 2023, and the Target Company provided an explanation on July 21, 2023. The Special Committee, while taking into consideration the above response from the Tender Offeror and the Target Company, carefully reviewed and reconfirmed that synergies between the Tender Offeror and the Target Company can be expected as described in “①Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making “ above. On the other hand, while, as the result of the valuation of the Target Company’s shares as of July 20, 2023 made by Tokyo Kyodo Accounting Office, the third-party appraiser of the Target Company, of the share value of the Target Company’s shares as of July 20, 2023, the Tender Offer Price (1,748 yen) exceeded the upper end of the range of the results of the calculations by using the average market price analysis and the comparable listed company analysis, and was close to the upper limit of the range of the result of the calculation by using the discounted cash flow analysis (”DCF Analysis”), the Target Company decided to ask the Tender Offeror to raise the Tender Offer Price in order to secure further economic benefits for the shareholders of the Target Company. Then, on July 24, 2023, the Special Committee delivered a written response to the Proposal Document to the Tender Offeror, through SMBC Nikko Securities, stating that (i) the Special Committee believed that the purpose and business strategy of the Transaction would enable further growth for the Target Company and would contribute to improving the corporate value of the Target Company when synergies can be realized and (ii) while it recognized that the Tender Offer Price (1,748 yen) was plausible to some extent from the perspective of protecting minority shareholders, taking into consideration the results of the valuation of the share value made by the Target Company’s third-party appraiser, it requested the Target Company to consider whether the Tender Offer Price can be raised in order to further satisfy minority shareholders of the Target Company. However, in order to satisfy the minority shareholders of the Target Company more, the Special Committee received a written response from the Tender Offeror on August 1, 2023, through Daiwa, stating that it was not considering raising the Tender Offer Price from the Tender Offer Price proposed on July 4, 2023, because the Tender Offer Price of 1,748 yen was the Tender Offeror’s maximum proposal in light of the fact that this is a process to select a strategic partner through a bidding procedure and the Tender Offeror needed to fulfill its accountability to its stakeholders, particularly the shareholders of the Tender Offeror. Based on this response, on August 3, 2023, the Special Committee submitted a written response to the Tender Offeror stating that it would accept the Tender Offer Price, assuming that no significant changes in economic conditions, market trends, or other business environment surrounding the Target Company would occur.

Subsequently, the Target Company, taking into consideration the opinions of the Special Committee, carefully considered the significance and purpose of the Tender Offer, the direction of the Target Company’s post-transaction management policy and business, synergies with the Target Company, and treatment etc. of its employees. As a result, the Target Company, taking into account that the post-transaction management policy anticipated by the Tender Offeror would, while maintaining the Target Company’s corporate culture and management autonomy, would allow the Target Company, as a member of the Group, to contribute to the resolution of social issues through the synergy of the Tender Offeror Group’s collective strengths towards the realization of a better future under the Tender Offeror Group’s corporate philosophy of “Kyousei” (coexistence), and this was in line with the policy direction to which the Target Company aspired; that the Tender Offeror’s intention to strengthen its IT solutions business is also consistent with the policy direction of the Target Company’s business strategy; that the Tender Offeror, as a Canon’s group company, possesses products and technologies that the Target Company does not have, such as imaging technology and proprietary IT, and synergies through cross-selling and otherwise could be expected; that after considering dis-synergies, no dis-synergies that would have a significant impact on the business were expected; and that the Target Company’s dependence on NTH for its business operations was limited, and it was not expected to generate significant stand-alone costs (please refer to the note below) as a result of the Tender Offer at this time, the Target Company’s board of directors, at a meeting held today, reached the conclusion that the Transaction, including the Tender Offer, would contribute to enhancing the Target Company’s corporate value. The proportion of the transactions between the Target Company and NTH in the total sales fluctuates from approximately 5 to 9 percent while it varies depending on the fiscal year. Also, such transactions are conducted on an arms-length basis the profit margin generated by such transactions is at the same level as that generated by the transactions with major customers other than NTH in the manufacturing industry. Therefore, the Target Company believes that its dependence on NTH is limited. In addition, NTH is one of the Target Company’s major customers and conducts ordinary transactions with the Target Company on an arms-length basis, and the Target Company does not expect at this moment that any impact on its business itself would occur.

(Note) “Stand-alone costs” refer to the additional costs that would be incurred by the Target Company as a result of NTH ceasing to be the parent company of the Target Company.

The Target Company, while giving utmost respect to legal advice received from legal advisor Nishimura & Asahi, the content of the share price computation document (“Target Company Shares Price Computation Document”) obtained on August 8, 2023 from Tokyo Kyodo Accounting Office, and the report from the Special Committee dated August 8, 2023 (“Report”), carefully considered the various conditions of the Transaction from the perspective of enhancing corporate value and maximizing shareholder returns. As a result, in light of (a) through (f) below, the Target Company determined today that the Tender Offer Price of 1,748 yen per share is a reasonable price that protects the interests of the Target Company’s general shareholders, and that the Tender Offer provides a reasonable opportunity for the Target Company’s general shareholders to sell their shares at a price that represents a reasonable premium.

(a)

The interests of minority shareholders have been considered, such as the price having been decided after measures to ensure the fairness of the Tender Offer were taken as set forth below in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer”.

(b)

The Tender Offer Price (1,748 yen), in the computation results for the Target Company Shares by Tokyo Kyodo Accounting Office as set forth in the Target Company Press Release “(3) Matters Relating to Computation”, exceeds the upper limit of the range of the results based on the market price analysis, the comparable listed company analysis and DCF Analysis.

(c)

The Tender Offer Price of 1,748 yen represents a premium of 98.64% over the closing price of the Target Company shares on the Standard market of the Tokyo Stock Exchange on August 8, 2023 (880 yen), the business day prior to the date of the announcement of the implementation of the Tender Offer; a premium of 99.77% over the simple moving average of the closing price of 875 yen over the most-recent one month; a premium of 124.68% over the simple moving average of the closing price of 778 yen over the most-recent three months; and a premium of 144.48% over the simple moving average of the closing price of 715 yen over the most-recent six months, and thus is considered to be a reasonable level and this price is a price with a premium of 25.21% on the highest price of 1,396 yen, which was recorded in April 2004, since the listing of the Target Company’s shares, and is considered to be a reasonable level at which all shareholders of the Target Company can enjoy economic benefits exceeding such premium.

(d)

The offer price per Target Company share in the second letter of intent that the Target Company received from the Tender Offeror was the highest and the Tender Offeror’s offer was superior when compared to the offer prices per Target Company share offered by other candidates that participated in the Bidding Process.

(e)

Minority shareholders that do not tender their shares in the Tender Offer will ultimately receive cash in the Squeeze-Out Procedures scheduled to take place after the Tender Offer, and it is planned that the cash amounts to be delivered in these procedures will be calculated to be the same as the Tender Offer Price multiplied by the number of the Target Company shares held by each shareholder, and this information will be disclosed in press releases etc.

(f)

As the consideration for the Transaction is to be cash, the type of consideration is considered reasonable, given the procedural burden on both the Target Company and the Tender Offeror and the dilution of the Tender Offeror’s shares, among other things.

As described above and below in “③ Establishment of Independent Special Committee at the Target Company; Obtaining of Report” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, because there are no issues with the rationality of the purpose of the Transaction, including the Squeeze-Out Procedure, the appropriateness of the terms of the Transaction, the fairness of the procedures of the Transaction, etc., and the Transaction does not contain any matter that would be particularly disadvantageous to the minority shareholders, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer”, the Target Company determined that the terms and conditions of the Transaction, including the Tender Offer Price, are fair and reasonable. Further, the Target Company, believes that the Transaction can be expected to provide the synergies and merits of “(i) The mutual complementarity of sales and engineers will enhance the ability to handle projects and the ability to bring added value to customers” through “(iv) The Tender Offeror Group’s personnel development and training system can be utilized and personnel development can be promoted through personnel exchanges” of “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” above, and will contribute to enhancing the Target Company’s corporate value, passed a resolution at a meeting of the Target Company’s board of directors held today to express an opinion in support of the Tender Offer and recommend that the Target Company shareholders tender their shares in the Tender Offer.

Regarding the method of such resolution by the board of directors, please refer to below: “⑤ Approval of All Directors Without Interests in the Target Company and Opinion of No Objection from All Auditors Without Interests in the Target Company” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer”.

③ Post-Tender Offer Management Policy

As of the date of submission of this press release, the Target Company has 7 directors (including 3 outside directors) and 4 statutory auditors (including 3 outside statutory auditors). Of the 11 directors, one non-executive director (Shigeyuki Matsuo), who concurrently serves as an executive officer of NTH, is scheduled to resign as a director of the Target Company after the Tender Offer is completed, on the commencement date of settlement for the Tender Offer, and 3 outside directors (Tatsuaki Shinkai, Takashi Furuno, and Osamu Inoue) and 3 outside statutory auditors (Kenji Matsuo, Kazuhiro Ogawa, and Yuko Kanai) are scheduled to resign as directors and auditors of the Target Company after the completion of the Squeeze-Out Procedures; in principle, except for these 7 officers, the current management structure is planned to be maintained. In view of how important the Target Company will be to the Tender Offeror Group after the Transaction is completed, it is anticipated that a director from the Tender Offeror will be dispatched to the Target Company for the purpose of generating synergies, but no decision has been made at this time and the details will be determined through discussions between the Tender Offeror and the Target Company after the Transaction is completed.

(3)	Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer

As of today, the Target Company is not a subsidiary of the Tender Offeror, and the Tender Offer does not constitute a tender offer by a controlling shareholder. Further, there is no plan for all or any part of management to make capital contributions directly or indirectly in the Tender Offeror, and the Transaction that includes the Tender Offer does not constitute a management buyout (MBO) (Note).

(Note)

A management buyout (MBO) is a transaction where a tender offeror carries out a tender offer based on an agreement with a target company’s officers, and means a transaction that will result in target company’s officers having a common interest.

However, while the Tender Offeror has executed with NTH, the Target Company’s parent company, a Tender Offer Agreement dated as of this date to tender to the Tender Offer all Shares to be Tendered (3,390,000 shares, Shareholding Ratio: 53.90%), taking into consideration that the Tender Offer is carried out as part of the goal of making the Target Company a wholly-owned subsidiary of the Tender Offeror, the Tender Offeror implemented the following measures to ensure the fairness of the Tender Offer Price, eliminate arbitrariness or conflicts of interests in the decision-making process leading to a decision to implement the Tender Offer, and ensure the fairness and transparency of the Transaction.

It should be noted that as of today, NTH owns 3,390,000 Target Company shares (Shareholding Ratio: 53.90%), and therefore, setting a minimum number of shares to be purchased at number that would satisfy a “Majority of Minority” (“MoM”) requirement in the Tender Offer would destabilize the successful completion of the Tender Offer, and may not be in the interests of minority shareholders who tender their shares in the Tender Offer. Accordingly, the Tender Offeror has not set a minimum number of shares to be purchased at a number that would satisfy the MoM requirement in the Tender Offer. However, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered, as the Tender Offeror and the Target Company have both taken the following measures to ensure fairness of the Tender Offer Price and to avoid conflicts of interest.

Of the following measures, those implemented by the Target Company are based on explanations received from the Target Company.

①	Acquisition of a Share Valuation Report by the Tender Offeror from an Independent Third-Party Valuation Agency

To determine the Tender Offer Price, the Tender Offeror requested that Daiwa, which is a financial advisor and third-party valuation agency independent of the Tender Offeror, the Target Company and NTH, to calculate the value of Target Company shares, and obtained a share valuation report (“Share Valuation Report (Daiwa)”) dated August 8, 2023. Daiwa is not a related party of the Tender Offeror, the Target Company or NTH, and has no material interest in the Tender Offer. Moreover, in light of other measures to ensure fairness of the Tender Offer Price and measures to avoid conflicts of interest taken for the Transaction, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered, and therefore, it did not obtain an opinion on the fairness of the Tender Offer Price (fairness opinion) from Daiwa.

For an overview of the Share Valuation Report (Daiwa), please refer to “① Basis of Computation” and “② Course of Computation (Circumstances of the Decisions on the Tender Offer Price)” in “(4) Grounds for Computation of Tender Offer Price” of “2. Overview of Tender Offer” below.

②	Acquisition of a Share Valuation Report by Target Company from an Independent Third-Party Valuation Agency

According to the Target Company Press Release, the Target Company requested that Tokyo Kyodo Accounting Office, which is a third-party valuation agency independent of the Tender Offeror, NTH and Target, to calculate the value of the Target Company shares, and obtained a Target Company Shares Price Computation Document on August 8, 2023.

Tokyo Kyodo Accounting Office is not a related party of the Tender Offeror, NTH or the Target Company, and has no material interest in the Transaction, which includes the Tender Offer. Further, the Special Committee confirmed that there were no issues regarding Tokyo Kyodo Accounting Office’s independence and confirmed that it was necessary for the Special Committee to obtain professional advice when necessary, and therefore approved Tokyo Kyodo Accounting Office as a third-party valuation agency of the Target Company. The remuneration to be paid to Tokyo Kyodo Accounting Office for the Transaction is only a fixed remuneration regardless of whether the Transaction is successfully completed, and does not include a contingent fee subject to conditions such as the successful completion of the Transaction that includes the Tender Offer.

Moreover, in light of other measures to ensure fairness of the Tender Offer Price and measures to avoid conflicts of interest taken for the Transaction, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered, and therefore, it did not obtain an opinion on the fairness of the Tender Offer Price (fairness opinion) from Tokyo Kyodo Accounting Office.

To gather and examine information necessary to calculate the value of the Target Company shares, Tokyo Kyodo Accounting Office obtained information and received explanations regarding matters such as the current state and future forecasts of business from the Target Company’s management, and calculated the value of the Target Company shares based on such information. Tokyo Kyodo Accounting Office calculated the value of the Target Company shares using the average market price analysis because the Target Company shares are listed on the Standard Market of the Tokyo Stock Exchange and have a market price, the comparable listed company method because there are multiple listed companies that are comparable with the Target Company and it is possible to infer the value of the Target Company shares by comparing these listed companies, and the DCF Analysis to reflect the status of future business activities in the calculation. The ranges of values per share of the Target Company Shares calculated by Tokyo Kyodo Accounting Office using each of the above methods are as follows.

Average market price analysis	: 715 yen to 875 yen
Comparable Listed company analysis	:1,262 yen to 1,437 yen
DCF Analysis	: 1,314 yen to 1,724 yen

Under the average market price analysis, with August 8, 2023 as the calculation base date, the per share value of the Target Company’s share was calculated to range from 715 yen to 875 yen based on the closing price of the Target Company’s shares on the Standard Market of the Tokyo Stock Exchange on the base date (880 yen), the simple average of the closing prices for the most recent one-month period (from July 10, 2023 to August 8, 2023) (875 yen), the simple average of the closing prices for the most recent three-month period (from May 9, 2023 to August 8, 2023) (778 yen) and the simple average of the closing prices for the most recent six-month period (from February 9, 2023 to August 8, 2023) (715 yen).

Under the comparable listed company analysis, the per share value of the Target Company’s share was calculated to range from 1,262 yen to 1,437 yen by using the multiple of EBITDA to enterprise value based on the most recent financial results of five similar listed companies of the Target Company, including the Target Company.

Under the DCF Analysis, the corporate value and share value were analyzed by discounting the free cash flows that the Target Company is expected to generate in and after the fiscal year ending March 31, 2024 to the present value using a certain discount rate, based on the earnings forecasts and investment plans based on this business plan prepared by the Target Company and the future earnings forecasts of the Target Company for the fiscal years ending March 31, 2024 through March 31, 2028. As a result, the per-share value of the Target Company’s shares was calculated to range from 1,314 yen to 1,724 yen. The Business Plan used by Tokyo Kyodo Accounting Office for the DCF Analysis does not include any fiscal year in which a significant increase or decrease in profit is expected. In addition, the Business Plan is not prepared on the assumption that the Tender Offer will be executed, because the potential purchaser and the scheme of the transaction had not yet been determined at the time the Target Company prepared the Business Plan.

③	Establishment of Independent Special Committee at Target Company; Obtaining of Report

According to the Target Company Press Release, the Target Company established a special committee and obtained a report by the following method.

(i) Background to the Establishment etc.

As stated in “② Course of Events behind Decision-Making Leading to Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Purpose, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, the Target Company established the Special Committee pursuant to a resolution at a board of directors meeting held on January 31, 2023, but even prior to the establishment of the Special Committee, from early January 2023, the Target Company, receiving advice from Nishimura & Asahi, explained individually to all of its outside directors that it had received a proposal to commence discussions regarding the Transaction from the Tender Offeror; that it would be necessary to build a framework to consider, negotiate, and make a decision on the Transaction with a view to enhancing the Target Company’s corporate value and securing the interests of the Target Company’s general shareholders in a position independent of the Tender Offeror; and that to consider and negotiate, etc. the Transaction, it would be necessary to establish a special committee and take other measures to ensure the fairness of the terms of the Transaction. Further, while receiving advice from Nishimura & Asahi, the Target Company considered candidates for members of the Special Committee. Based on this, the Target Company, after confirming that they are independent of the Tender Offeror and do not have any material interest in whether the Transaction will be successfully completed that is different from general shareholders, and consulting with the above independent outside directors of the Target Company and receiving advice from Nishimura & Asahi, selected the following three candidates for members of the Special Committee, in order to establish the Special Committee of an appropriate size that will ensure the Special Committee with an overall balance of knowledge, experience and ability: Tatsuaki Shinkai, an outside director independent from NTH, Takashi Furuno and Osamu Inoue (the members of the Special Committee have not changed from when it was first established).

On that basis, as set forth in the above “② Course of Events behind Decision-Making Leading to Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Purpose, Process behind Decision-Making, and Post-Tender Offer Management Policy,” the Target Company consulted with the Special Committee on the Matters for Consultation. In addition, the Target Company’s board of directors resolved that the Special Committee will be a committee that is independent from the Target Company’s board of directors; that decision-making on the Transaction by the Target Company’s board of directors will respect the Special Committee’s decisions to the maximum extent, including whether to support the Tender Offer; that if the Special Committee decides that the terms and conditions of the Transaction are not appropriate, it will not agree to the Transaction on those terms and conditions; that the Special Committee will be granted the authority to negotiate the purchase price and other terms and conditions of the Transaction with the Tender Offeror; that in the consideration of the Matters for Consultation, the Special Committee may entrust valuation of the Target Company shares and other matters the Special Committee deems necessary to a third-party valuation agency etc., and in such a case, reasonable fees for such entrustment will be borne by the Target Company (however, with respect to the authority to negotiate with the Tender Offeror, such authority was granted by a resolution that was passed at a board of directors meeting held on June 15, 2023, after the Secondary Bidding Process was completed and the possibility of a tender offer for the Target Company’s shares by a third party increased). Based on the foregoing, the Special Committee found that there were no issues regarding the independence or expertise of Nishimura & Asahi, the Target Company’s legal advisor, SMBC Nikko, the Target Company’s financial advisor, or Tokyo Kyodo Accounting Office, the third-party valuation agency, and approved their appointment as a legal advisor, financial advisor and third-party valuation agency, respectively, and confirmed that the Special Committee can also receive professional advice therefrom when necessary.

The remuneration paid to the members of the Special Committee is a fixed amount of remuneration or remuneration calculated at an hourly rate only regardless of the content of their report, and the remuneration does not include any contingent fee subject to successful completion of the Transaction or any other conditions.

(ii) Details of the Consideration

The Special Committee held meetings 14 times in total for approximately 14 hours in total during the period from February 2 to August 8, 2023, and performed its duties for the Matters for Consultation.

Specifically, the Special Committee confirmed that SMBC Nikko, the Target Company’s financial advisor, Nishimura & Asahi, the Target Company’s legal advisor, and Tokyo Kyodo Accounting Office, the third-party valuation agency, are not related parties of the Tender Offeror, NTH or the Target Company and do not have a material interest in the Transaction that includes the Tender Offer, and that there are no issues regarding their independence or expertise, and approved their appointment.

In addition, the Special Committee confirmed that there was no issue regarding the internal framework for considering the Transaction that the Target Company built (including the scope of the Target Company’s officers and employees involved in the consideration, negotiation, and decision-making for the Transaction, and their duties) from the perspective of independence and fairness, and approved it. Moreover, the Special Committee considered the measures to be taken in order to ensure the procedural fairness of the Transaction based on an opinion obtained from Nishimura & Asahi. Further, with respect to the Business Plan that the Target Company prepared for the Transaction, the Special Committee received explanations from the Target Company regarding the contents of the plan, the material preconditions therefor, the preparation process thereof, and other matters, and then confirmed the reasonableness thereof and approved the plan.

The Special Committee received explanations from the Target Company regarding matters such as the purpose and significance of the Transaction and the impact. the Transaction will have on the Target Company’s business etc., and after an exchange of questions and answers, presented a document with questions for the Tender Offeror, and exchanged questions and answers in an interview format regarding the purpose and background of the Transaction and post-Transaction management policy, etc.

In addition, Tokyo Kyodo Accounting Office calculated the value of the Target Company shares premised on the Business Plan, and the Special Committee received explanations regarding the calculation methods used by Tokyo Kyodo Accounting Office in its valuation of the Target Company shares, the reasons why these calculation methods were adopted, the details of the calculations using each calculation method, and the material preconditions; after exchanging questions and answers, and deliberating over and considering them, it confirmed the reasonableness of these matters.

Furthermore, the Special Committee deliberated over and considered the negotiations between the Target Company and the Tender Offeror in light of reports received from the Target Company and SMBC Nikko from time to time, and stated opinions as necessary regarding the Target Company’s negotiation policy. Specifically, the Special Committee received reports each time a proposal for the Tender Offer Price was submitted by the Tender Offeror to the Target Company, and considered them in light of SMBC Nikko’s analysis and opinions regarding the response policy, policy for negotiations with the Tender Offeror, and other matters. Based on the foregoing, at each such occasion, the Special Committee stated its opinions to the Target Company regarding matters to be discussed with the Tender Offeror in order for the Target Company to realize the significance and attain the purpose of the Transaction, and was otherwise substantially involved in the discussions and negotiations between the Target Company and the Tender Offeror regarding the Tender Offer Price and other terms and conditions of the Transaction.

In addition, the Special Committee received several explanations from Nishimura & Asahi regarding the content of the drafts for press releases regarding the Tender Offer that the Target Company planned to publish or submit, and has confirmed that appropriate information disclosure is planned.

(iii) Details of the Decision

Under the circumstances described above, the Special Committee carefully considered and repeatedly held discussions concerning the Matters for Consultation, and as a result, on August 8, 2023, the Special Committee, with the unanimous consent of all its members, submitted to the Target Company board of directors the Report having the content outlined below.

(a)	The reasonableness of the purpose of the Transaction (including whether the Transaction will contribute to enhancement of the Target Company’s corporate value)

Nothing particular unreasonable is found in the following: ① That in the IT industry to which the Target Company belongs, the hardware-based infrastructure business is in a declining trend, while investments in solutions supporting the DX (digital transformation) of customer corporations is accelerating; in addition, with the transformation from on-premise computing to cloud computing and the market penetration of SaaS and other service models, the cloud market continues to grow, this tendency having grown more pronounced as epidemic spread of Covid-19 infections, and customer needs have grown increasingly diverse as they seek to address their own internal challenges and to fulfill their social responsibilities, and the expectations are growing for solutions that are projected to have the effect of easily and quickly resolving their own internal issues. ② That while IT investments in DX (digital transformation) promoting business model transformation, including the strengthening of corporate competitiveness and business process re-engineering, are becoming increasing prominent, in the wake of the dramatic increase in cyberattacks, there is also increasing demand for security measures and other countermeasures against unpredictable dangers. ③ That with the accelerating development of IT technology, there may be limits to the businesses a company can engage in using only its proprietary knowhow, and the need has arisen for companies to collaborate with competitors to address customer issues by combining their proprietary resources, core technology, and solutions to provide new added value. ④ That the Target Company is aware that with the digital talent shortage, the development of such personnel, initiatives to strengthen alliances with new partners, and accelerating the improvement of organizational capabilities have become urgent issues.

It can said that through the Transaction, the following synergy effects for both the Target Company and Tender Offeror can be expected: (i) the mutual complementarity of sales and engineers will enhance the ability to handle projects and the ability to bring added value to customers; (ii) the ability to make proposals and the ability to make sales will be enhanced by providing Tender Offeror Group’s solutions and products that leverage the Target Company’s sales capabilities and customer base; (iii) the service provision capability of the Target Company’s data center business will be enhanced by leveraging the Tender Offeror Group’s IT platform; and (iv) the Tender Offeror Group’s personnel development and training system can be utilized and personnel development can be promoted through personnel exchanges. None of these synergies are found to be particularly unreasonable. In particular, with respect to (ii), given that there is no overlap in customers between the Tender Offeror and the Target Company and it is considered possible to re-propose each other’s solutions, the synergies in (i) through (iv) above can reasonably be expected to be realized. As a result of the Transaction, NTH, which is also a customer of the Target Company, will exit, as stated in “② Course of Events behind Decision-Making Leading to Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Purpose, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, (i) Transactions between the Target Company and NTH have been generally in the range of 5% to 9% of net sales, although the percentage has fluctuated somewhat from year to year. (i) Transactions between the Target Company and NTH have been generally in the range of 5% to 9% of net sales, although there are some fluctuations from year to year, and the profit margin arising from transactions with NTH has been similar to that of major customers in the manufacturing industry other than NTH, as the transactions are conducted on an arms-length basis. The profit margins generated by transactions with NTH are at the same level as those of major customers in the manufacturing industry other than NTH, and therefore, the dependence on NTH in business operations is considered to be limited, and NTH, as one of its major customers, conducts ordinary transactions on an arms length basis and is not expected to have any impact on the business itself at this time, and (ii) no particular stand-alone costs (additional costs to be incurred by the Target Company by leaving the NTH group) are currently anticipated, the Transaction is not expected to have a significant dis-synergistic effect on the Target Company’s business. Further, under the business environment as discussed above, where with the accelerating development of IT technology, there may be limits to the businesses a company can engage in using only its proprietary know-how, and collaborating with other companies in the same industry to address customer issues by combining their proprietary resources, core technology, and solutions to provide new added value has become an important challenge, it is reasonable to conclude that rather than the Target Company operating its business on its own, enacting the Transaction and implementing the corporate value enhancement measures described above in “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” and “③Post-Tender Offer Management Policy” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” will contribute more to the enhancement of the Target Company’s medium-to-long-term corporate value.

In the course of considering the Transaction, there was consideration also of the possibility of the Target Company remaining a listed company, but as discussed above, for both the Tender Offeror and the Target Company, it is reasonably anticipated that the Target Company’s medium-to-long-term corporate value will be enhanced through the synergy that arises and the implementation of corporate value enhancement measures; meanwhile, given that it is thought (a) that the Tender Offeror has ample cashflow and financing ability, and if the need for funds arises, group financing or similar financing means can be utilized; (b) that when considering human resource strategies, the brand strength of the Tender Offeror Group can be utilized, and hiring and personnel support from the Tender Offeror Group will be possible; (c) that regarding the governance framework, the Tender Offeror is a listed company, and through support from the Tender Offeror and the application of group governance, a governance framework sufficient for the needs of business operation can be maintained; and (d) that the effects of (a) through (c) above, when taken together, should work to heighten the creditworthiness of the Target Company after the Transaction, it is not thought that the maintenance or improvement of the Target Company’s reputation or name recognition due to its being listed will be lost directly through the Transaction; further, when implementing the Target Company corporate value enhancement measures etc., being able to procure financing directly from the capital markets cannot be considered an absolutely essential condition and the Transaction proposal, even when compared with a structure that assumes maintaining the Target Company as a listed company, would contribute more to enhancement of the Target Company corporate value; and it is not unreasonable that the conclusion was reached that the Target Company’s providing its minority shareholders with the opportunity to sell at an appropriate price is the best choice when considering the interests of shareholders as of the current point in time.

For the reasons discussed above, it is found that the Transaction will contribute to enhancement of the Target Company’s corporate value, and that purpose is believed to be reasonable.

(b)	Matters concerning the Adequacy of the Transaction Terms for the Transaction (Including the Adequacy of the Method of Implementation of the Transaction and the Type of Consideration)

The Tender Offer Price is considered to be fair and reasonable, because ① the transaction terms for the Transaction were agreed to as a result of the Bidding Process implemented by NTH, and in the Bidding Process, it was ensured that, with the substantial involvement of the Special Committee such as repeated consultations among the Target Company, the Tender Offeror and NTH at the request of the Special Committee even after the submission of the final letter of intent, reasonable efforts could be used with a view to implementing the Transaction on the terms as favorable as possible to minority shareholders while enhancing the enterprise value of the Target Company, ② while the stock price per Target Company Share was calculated as 715 yen to 875 yen based on the market price analysis, 1,262 yen to 1,437 yen based on the comparable listed company analysis, and 1,314 yen to 1,724 yen based on the DCF Analysis in the Target Company Shares Price Computation Document obtained from Tokyo Kyodo Accounting Office as a third-party valuation agency independent of the Target Company, the Tender Offeror and NTH, the Tender Offer Price of 1,748 yen per share exceeds the upper limit of the range of valuations based either on the market price analysis, the comparable listed company analysis or the DCF Analysis among the valuations of the Target Company Shares indicated in the Target Company Shares Price Computation Document, and on the basis of the explanations and the result of the question and answer session regarding the details of the Target Company Shares Price Computation Document prepared by Tokyo Kyodo Accounting Office and the business plan of the Target Company used for calculation etc., none of the method and process of calculation used by Tokyo Kyodo Accounting Office for calculating the value of the Target Company Shares and the result of calculation of the stock price are considered particularly unreasonable, and ③ the Tender Offer Price of 1,748 yen per share represents (a) a premium of 98.64% on 880 yen, which is the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on August 8, 2023, the business day immediately preceding the announcement date of the Tender Offer; (b) a premium of 99.77% on 875 yen, which is the simple moving average closing price of the Target Company Shares for the most-recent one month; (c) a premium of 124.68% on 778 yen, which is the simple moving average closing price of the Target Company Shares for the most-recent three months; (d) a premium of 144.48% on 715 yen, which is the simple moving average closing price of the Target Company Shares for the most-recent six months; and (e) a premium of 25.21% on 1,396 yen, which is the record-high price of the Target Company Shares reached in April, 2004, and such Tender Offer Price can be considered to include a level of premium that enables all shareholders of the Target Company can enjoy economic benefits equal to or more than that premium. In addition, with respect to the other transaction terms, the other transaction terms for the Transaction are also considered fair and reasonable, given that ① while the Squeeze-out Procedures are contemplated to be implemented in the Transaction, given the fact that (i) the Squeeze-out Procedures by Demand for Shares Cash-Out or Share Consolidation after the successful completion of the Tender Offer are contemplated to be implemented in the Transaction and (ii) the amount of cash to be paid to each of the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target Company) is planned to be equal to the amount obtained by multiplying the Tender Offer Price by the number of the Target Company Shares owned by such shareholder is contemplated to be disclosed etc. as described in “(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition),” the transaction terms related to the Squeeze-out Procedures are considered fair and reasonable, since no circumstances will occur in which any unfavorable treatment is anticipated if any shareholders do not tender their shares in the Tender Offer in light of the scheme of the Squeeze-out Procedures regarding whether the Target Company’s minority shareholders do or do not tender their shares in the Tender Offer, ② the Tender Offeror plans to cover the cost for the settlement of the Tender Offer and the Squeeze-out Procedures out of cash on hand, and as such, the financial condition of the Target Company would not be materially and adversely affected, and ③ the Transition Service Agreement (Reverse TSA) and the Transition Service Agreement (TSA) which will be executed among the Target Company, the Tender Offeror and NTH in implementing the Transaction do not contain any matter that is particularly unfavorable to minority shareholders.

(c)

Matters Concerning the Fairness of the Procedures Relating to the Transaction (Including the Consideration of What Type of Measures to Ensure the Fairness Should be Taken and to What Extent Such Measures Should be Taken)

The procedures related to the Transaction are considered fair, given that, in the Transaction, as described above, ① the Special Committee was organized at an early stage in the process of establishing the transaction terms and was authorized to appoint and approve advisors etc. and to negotiate with prospective purchasers and NTH, and a resolution was adopted to honor reports made by the Special Committee to the maximum extent; the Special Committee has been substantially involved in the process of negotiating the transaction terms between the Tender Offeror and NTH by exercising such authority, and no particular issue can be found with respect to the independence of the Special Committee, the composition thereof in light of the expertise and characteristics of its members, the framework for consideration such as engagement of advisors, as well as remuneration, ② the Target Company appointed, and obtained assorted advice from, Nishimura & Asahi as its legal advisor independent of the Target Company, the Tender Offeror and NTH, ③ the Target Company engaged Tokyo Kyodo Accounting Office as a third-party valuation agency independent of the Target Company, the Tender Offeror and NTH to calculate the value of shares of the Target Company and obtained the Target Company Shares Price Computation Document as of August 8, 2023, ④ the Tender Offeror also engaged Daiwa as a third-party valuation agency independent of the Tender Offeror, the Target Company and NTH to calculate the value of shares of the Target Company and obtained a valuation report as of August 8, 2023, ⑤ the bidding procedures were performed by NTH with the substantial involvement of the Special Committee in the discussion with NTH, ⑥ the Tender Offer Period is set at 31 business days, which exceeds the shortest period required under laws and regulations that is 20 business days, ⑦ any information relating to the Special Committee and other information are expected to be adequately disclosed, and ⑧ adequate considerations are given so as not to derive coerciveness against minority shareholders.

Although the so-called majority of minority requirement has not been established in the Transaction, the failure to establish the majority of minority requirement cannot be considered to be immediately detrimental to the fairness of the procedures related to the Transaction, given that (i) the majority of minority requirement is not necessarily required to be established under the “Fair M&A Guidelines” published by the Ministry of Economy, Trade and Industry, and in addition, (ii) in the Transaction, (a) since NTH, a parent company, owns 3,390,000 Target Company Shares (Shareholding Ratio: 53.90%), the establishment of the majority of minority requirement would render the minimum number of shares to be purchased through the Tender Offer too large, thereby increasing uncertainty as to whether the Tender Offer will successfully be completed, and therefore would not contribute to the interests of minority shareholders who tender their shares, and (b) the measures to ensure the fairness have been taken as described above (in particular, as described in “② Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, a sufficient market check has been performed in that a fair bidding process has been performed in the Transaction, including by sounding out a considerable number of prospective purchasers, (c) as stated in ⑤ above, as a result of good faith discussions and negotiations for the transaction terms between NTH and the Tender Offeror with the substantial involvement of the Special Committee, the Tender Offer Price was finally agreed at the highest price among the proposed Tender Offer Prices presented by the bidders in the Second Bidding Process, and (d) as stated in “② Acquisition of a Share Valuation Report by the Target Company from an Independent Third Party Valuation Agency” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer” above, the Tender Offer Price proposed by the Tender Offeror of 1,748 yen exceeds the upper limit of the range of valuations based on the market price analysis, the comparable listed company analysis (EV/EBITDA ratio) and the DCF Analysis among the valuations of the shares of common stock of the Target Company by Tokyo Kyodo Accounting Office and includes a level of premium of 25.21% on 1,396 yen, which is the record-high price of the Target Company Shares, and the transaction terms related to the Transaction are considered fair and reasonable.

(d)	Whether the Decision Made by the board of directors of the Target Company with Respect to the Transaction is Unfavorable to Minority Shareholders

The Transaction (including the Squeeze-out Procedures by Demand for Shares Cash-Out or Share Consolidation that may be implemented subsequent to the Tender Offer) is not considered to be unfavorable to minority shareholders of the Target Company since, as described in (a) through (c) above, while exploring the possibility of keeping the Target Company listed, a conclusion was reached that, after giving consideration to the interests of current shareholders, it would be the best choice to provide minority shareholders of the Target Company with the opportunity to sell their Target Company Shares at a fair price through the Tender Offer and thus the purposes of the Transaction are considered to be legitimate and reasonable, and also, the transaction terms related to the Transaction are considered fair and reasonable and the procedures related to the Transaction are considered fair.

(e)

Whether it is Adequate for the board of directors of the Target Company to Express its Opinion Supporting the Tender Offer and Recommend Shareholders of the Target Company to Tender Their Shares in Response to the Tender Offer It is considered adequate for the board of directors of the Target Company to express its opinion supporting the Tender Offer since the Transaction serves to enhance the enterprise value of the Target Company and the purposes of the Transaction are considered legitimate and reasonable, and it is also considered adequate for the board of directors of the Target Company to recommend shareholders of the Target Company to tender their shares in the Tender Offer since the transaction terms related to the Transaction are considered fair and reasonable and the procedures related to the Transaction are considered fair, as described in (a) through (c) above.

④	Advice to the Target Company from an Independent Law Firm

According to the Target Company Press Release, in order to ensure the fairness and appropriateness of the process of decision-making by the board of directors of the Target Company, the Target Company appointed Nishimura & Asahi, independent of the Tender Offeror, NTH and the Target Company, as its legal advisor in early December 2022, and received legal advice concerning the process and method of decision-making by the board of directors of the Target Company with respect to the Tender Offer and other matters to be noted in making decisions with respect to the Tender Offer. Nishimura & Asahi is not a related party to the Tender Offeror, NTH or the Target Company, and has no material interest in the Tender Offer. Furthermore, the remuneration to Nishimura & Asahi does not include any contingent fee subject to successful completion of the Transaction.

⑤	Approval of All Directors Without Interests and Opinion of No Objection from All Auditors Without Interests in the Target Company

According to the Target Company Press Release, in light of the legal advice obtained from Nishimura & Asahi and the details of the Target Company Shares Price Computation Document obtained from Tokyo Kyodo Accounting Office, the board of directors of the Target Company carefully considered the terms of the Transaction from the perspective of enhancement of the enterprise value and maximization of the shareholder interests, while respecting the details of the Report submitted by the Special Committee to the maximum extent.

As a result, in light of (a) through (f) in “② Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, the Target Company has determined that the Tender Offer Price of 1,748 yen per share is an adequate price that ensures the benefits which general shareholders of the Target Company can enjoy and the Tender Offer provides general shareholders of the Target Company with a reasonable opportunity to sell the Target Company Shares for a price at an adequate premium, and has unanimously adopted a resolution at its board of directors meeting held today by the six directors of the Target Company, except for Shigeyuki Matsuo, who participated in the deliberation and resolution to express an opinion supporting the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer. All of the three statutory auditors present at such meeting of the board of directors (of whom three are outside auditors), except for Akira Hirao, expressed the opinion that they had no objection with respect to such resolution.

Shigeyuki Matsuo, as a director who also serves as an executive officer of NTH, did not participate in the deliberation and resolution at such meeting of the board of directors in light of preventing conflicts of interest, nor did he participate in the review of the Transaction or the discussion or negotiation for the Tender Offer on behalf of the Target Company. In addition, Akira Hirao, a full-time corporate auditor, did not attend such meeting of the board of directors of the Target Company and refrained from making his opinion for the purpose of eliminating to the extent possible the threat of being affected by the issue of structural conflicts of interest in the Transaction and the issue of information asymmetry, given that he served as a corporate auditor of an affiliate of NTH until 2015.

⑥	Implementation of Bidding Process

As described in “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, NTH has performed a two-step bidding process by sounding out 45 prospective purchasers (37 domestic operating companies and 8 investment funds) since mid-November 2022. In addition, the proposed acquisition price per Target Company Share indicated in the second letter of intent received by NTH from the Tender Offeror was the highest price in comparison with the proposed acquisition prices per Target Company Share presented by the other prospective purchasers that participated in the Bidding Process and the proposal of the Tender Offeror was superior, and thus, the Tender Offeror was a candidate that offered the most favorable terms to shareholders of the Target Company.

⑦	Existence of Objective Circumstances Ensuring the Fairness of the Tender Offer

The Tender Offeror has set the period for the purchase in the Tender Offer (“Tender Offer Period”) at 31 business days, longer than the shortest period required under laws and regulations, which is 20 business days. In addition, as described in “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” and “② Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” above, NTH received proposals from multiple candidates including the Tender Offeror and determined to enter into the Tender Offer Agreement with the Tender Offeror by comparing such proposals and outcomes of interviews with various companies, and therefore, the Tender Offeror believes that the opportunity for any person other than the Tender Offeror to acquire or otherwise deal with the Target Company Shares was substantially secured with respect to the Transaction. Further, the Target Company and the Tender Offeror do not have any agreement that may restrict communication, etc. between any person other than the Tender Offeror (a “Person with a Competing Acquisition Proposal”) and the Target Company, such as an agreement including deal protection provisions, which may prohibit the Target Company from communicating with any Person with a Competing Acquisition Proposal. The Tender Offeror has thereby secured an appropriate opportunity for shareholders of the Target Company to make a decision whether to tender their shares in the Tender Offer and made sure that an opportunity for competitive purchase of the Target Company Shares was available to any Person with a Competing Acquisition Proposal, and the Tender Offeror has thereby given consideration to ensuring the fairness of the Tender Offer.

(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror, as one of its purposes, implements the Tender Offer with a view to turning the Target Company into its wholly-owned subsidiary, and thus, if the Tender Offeror is unable to acquire all of the Target Company Shares (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company) through the Tender Offer, the Tender Offeror intends to implement the following Squeeze-out Procedures after the successful completion of the Tender Offer:

①	Demand for Shares Cash-Out

If, upon the successful completion of the Tender Offer, the total number of voting rights owned by the Tender Offeror is 90% or more of the voting rights of all shareholders of the Target Company and the Tender Offeror becomes a special controlling shareholder as set forth in Article 179, Paragraph 1 of the Companies Act, the Tender Offeror plans to request all of the Target Company’s shareholders (excluding, however, the Tender Offeror and the Target Company) (“Selling Shareholders”) to sell all of the Target Company Shares they own pursuant to the provisions of Part II, Chapter II, Section 4-2 of the Companies Act (“Demand for Shares Cash Out”), promptly after the completion of the settlement of the Tender Offer. In the Demand for Shares Cash-Out, the Tender Offeror plans to set forth that the amount equivalent to the Tender Offer Price will be delivered to the Selling Shareholders as the price per Target Company Share. In such case, the Tender Offeror plans to so notify the Target Company and request the Target Company to approve the Demand for Shares Cash-Out. If the Target Company approves the Demand for Shares Cash-Out by resolution of its board of directors, the Tender Offeror will acquire, as of the acquisition date set forth in the Demand for Shares Cash-Out, all of the Target Company Shares owned by all Selling Shareholders without individual approvals by the Selling Shareholders in accordance with the procedures set forth in the relevant laws and regulations. In such event, the Tender Offeror plans to deliver the amount equivalent to the Tender Offer Price to each of such Selling Shareholders as the price per Target Company Share owned by each of the Selling Shareholders. According to the Target Company Press Release, if the Target Company receives a Demand for Shares Cash Out from the Tender Offeror, the board of directors of the Target Company plans to approve such Demand for Shares Cash-Out.

Any shareholder of the Target Company (excluding, however, the Tender Offeror and the Target Company) that did not tender its shares in the Tender Offer may file a petition with a court seeking determination of the sale price of the Target Company Shares owned by it, pursuant to the provisions of Article 179-8 of the Companies Act and other relevant laws or regulations, as provisions of the Companies Act intended to protect the rights of minority shareholders with respect to the Demand for Shares Cash Out. In the case where such petition is filed, the sale price of the Target Company Shares will be finally determined by the court.

②	Share Consolidation

If, after the successful completion of the Tender Offer, the total number of voting rights owned by the Tender Offeror is less than 90% of the voting rights of all shareholders of the Target Company, the Tender Offeror plans, promptly after the completion of the settlement of the Tender Offer, to request the Target Company to hold an extraordinary shareholders meeting (“Extraordinary General Shareholders Meeting”) that will resolve proposals including: (a) a proposal regarding consolidation of the Target Company Shares (“Share Consolidation”) pursuant to Article 180 of the Companies Act, and (b) a proposal regarding a partial amendment to the articles of incorporation, subject to the Share Consolidation becoming effective, for the purpose of abolishing the provision regarding the number of shares constituting one unit of stock. The Tender Offeror plans to vote in favor of each of the above-mentioned proposals at the Extraordinary General Shareholders Meeting. As of today, the Extraordinary General Shareholders Meeting is scheduled for late November 2023.

If the proposal regarding the Share Consolidation is approved at the Extraordinary General Shareholders Meeting, as of the effective date of the Share Consolidation, the number of the Target Company Shares owned by the shareholders of the Target Company will be changed in proportion to the ratio for the Share Consolidation approved at the Extraordinary General Shareholders Meeting. In the case where any fraction of share less than one share arises as a result of the Share Consolidation, the amount of cash to be obtained by selling the Target Company Shares in the amount equivalent to the aggregate of such fractions of shares (any fraction of shares less than one share in the aggregate will be rounded off; hereinafter the same) to the Target Company or the Tender Offeror will be delivered to the shareholders of the Target Company with respect to whom such fractions have arisen in accordance with the procedures set forth in Article 235 of the Companies Act and other relevant laws or regulations. With respect to the sale price of the Target Company Shares in the amount equivalent to the aggregate of such fractions of shares, the Tender Offeror plans to request the Target Company to determine such price so that the amount of money to be delivered to each of the Target Company’s shareholders who did not tender their shares in the Tender Offer (excluding, however, the Tender Offeror and the Target Company) as a result of such sale will be equal to the amount obtained by multiplying (a) the Tender Offer Price by (b) the number of the Target Company Shares held by such shareholder, and file a petition with a court for permission for such voluntary sale. While the ratio of consolidation of the Target Company Shares is not determined as of today, the Tender Offeror plans to request that the Target Company determine such ratio so that the number of Target Company Shares held by each shareholder of the Target Company (other than the Tender Offeror and the Target Company) who did not tender its shares in the Tender Offer will become a fraction less than one share in order for the Tender Offeror to own all Target Company Shares (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company). According to the Target Company Press Release, the Target Company intends to comply with such request from the Tender Offeror if the Tender Offer is successfully completed.

If any fraction of share less than one share arises as a result of the Share Consolidation, any shareholder of the Target Company (excluding, however, the Tender Offeror and the Target Company) may require the Target Company to purchase all fractions of shares held by such shareholder at a fair price and file a petition with a court seeking determination of the price of the Target Company Shares owned by it, pursuant to the provisions of Articles 182-4 and 182-5 of the Companies Act and other relevant laws or regulations, as provisions of the Companies Act intended to protect the rights of minority shareholders with respect to the Share Consolidation.

As described above, since the number of Target Company Shares held by each shareholder of the Target Company who did not tender its shares in the Tender Offer (other than the Tender Offeror and the Target Company) will become a fraction less than one share as a result of the Share Consolidation, any shareholder opposing to the Share Consolidation (other than the Tender Offeror and the Target Company) will be entitled to file a petition as described above. If such petition is filed, the purchase price of the Target Company Shares will be finally determined by a court.

It is not intended by the Tender Offer to solicit an affirmative vote by the Target Company’s shareholders at the Extraordinary General Shareholders Meeting.

The procedures for the Demand for Shares Cash Out and the Share Consolidation described above may take longer than anticipated or may be changed due to the amendment or enforcement of the relevant laws and regulations, or the interpretation by the authorities on the relevant laws and regulations. However, even in such cases, the Tender Offeror intends to adopt measures to eventually pay cash to the shareholders of the Target Company who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target Company) and cause the amount of cash to be paid to each of the shareholders to be equal to the amount obtained by multiplying the Tender Offer Price by the number of the Target Company Shares owned by such shareholder.

Specific procedures and the schedule thereof in the case above will be promptly announced by the Target Company once they are determined through mutual discussions between the Tender Offeror and the Target Company. Shareholders of the Target Company should consult with tax accounts or other advisors at their own responsibility regarding tax implications in relation to the tender of shares in the Tender Offer or any of the procedures described above.

(5) Prospect of and Reasons for Delisting

As of today, the Target Company Shares are listed on the Standard Market of the Tokyo Stock Exchange. However, since the Tender Offeror has not set a maximum number of Share Certificates to be purchased in the Tender Offer, depending on the result of the Tender Offer, the Target Company Shares may be delisted pursuant to the procedures prescribed by the Tokyo Stock Exchange in accordance with the Tokyo Stock Exchange’s criteria for delisting. In addition, even if the Target Company Shares do not fall under such criteria at the time of the completion of the Tender Offer, if the Tender Offeror implements the Squeeze-out Procedures described in “(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition)” after the Tender Offer is completed, the Target Company Shares will fall under the Tokyo Stock Exchange’s criteria for delisting and will be delisted pursuant to the prescribed procedures. The Target Company Shares will no longer be traded on the Standard Market of the Tokyo Stock Exchange after the delisting.

The reason the Tender Offeror aims at delisting and the impact thereof on minority shareholders as well as the Tender Offeror’s view relating thereto are as described in “② Course of Events behind Decision-Making Leading to the Target Company’s Agreeing to the Tender Offer; Reasons” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy)” above.

(6) Matters Relating to Important Agreements Regarding the Tender Offer

As described in “(1) Overview of the Tender Offer” and “② Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy,” the Tender Offeror has, in implementing the Tender Offer, executed the Tender Offer Agreement with NTH as of this day.

The Tender Offer Agreement requires NTH to perform its obligation to tender its shares in the Tender Offer subject to the satisfaction of all of the following conditions. The Tender Offer Agreement also provides that NTH may in its discretion waive any of such conditions and perform its obligation to tender its shares in the Tender Offer:

•

All procedures required for the commencement of the Tender Offer have been performed in accordance with the FIEA and other applicable laws and regulations, and the Tender Offer has been commenced in accordance with the provisions of the Tender Offer Agreement and has not been subsequently withdrawn;

•	As of the signing date of the Tender Offer Agreement and as of today, all of the representations and warranties of the Tender Offeror (Note 1) are true and correct in all material respects;

•

The Tender Offeror has performed or complied with all its obligations required to be performed or complied with by today pursuant to the Tender Offer Agreement (Note 2) have been performed or complied with in all material respects;

•

No later than the signing date of the Tender Offer Agreement, a resolution supporting the Tender Offer has been lawfully and validly adopted and has been published by the Target Company, and as of today, the Target Company has not revoked such supporting resolution or modified it to anything that is not a supporting resolution, or adopted any resolution in conflict with such supporting resolution.

•

There are no material facts relating to the business of the Target Company (within the meaning of Article 166, Paragraph 2 of the FIEA) or facts relating to the implementation or cancellation of the tender offer of Share Certificates of the Target Company (within the meaning of Article 167, Paragraph 2 of the FIEA), known to NTH, that have not been published;

•

The purchase by the Tender Offeror of the Target Company Shares held by NTH contemplated by the Tender Offer does not violate any law or regulation, and no guidance, response, recommendation or other measure or action has been given or taken by any judicial or administrative agency stating that such purchase violates any law or regulation or should be suspended or postponed;

•

In any countries or regions requiring any permits or approvals with respect to the Tender Offer under the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended; the “Anti-monopoly Act”) or other competition laws, such permits or approvals have been obtained and complied with, (if there is any waiting period) the waiting period has expired (including receipt of notice stating that no cease and desist order will be given), or such permits or approvals are reasonably anticipated to be obtained or such waiting period is reasonably anticipated to expire within the Tender Offer Period. It is reasonably anticipated that the fair trade commissions or any other judicial or administrative agencies in charge of competition laws in such countries or regions will not take any measure or perform any procedures that prevent the implementation of the Tender Offer; and

•

The Transition Service Agreement (Reverse TSA) (Note 3) has been lawfully and validly executed among the Tender Offeror, the Target Company and NTH as of the signing date of the Tender Offer Agreement and remains in effect.

(Note 1) In the Tender Offer Agreement, the Tender Offeror represents and warrants (a) the due incorporation and valid existence of the Tender Offeror, (b) the lawful and valid execution and performance of the Tender Offer Agreement by the Tender Offeror, (c) the enforceability of the Tender Offer Agreement against the Tender Offeror, (d) the procurement and compliance with any permits and approvals required for the execution and performance of the Tender Offer Agreement by the Tender Offeror, (e) the non-existence of any violation of law or regulation with respect to the execution and performance of the Tender Offer Agreement by the Tender Offeror, (f) the non-existence of any relationship between the Tender Offeror and any anti-social forces, (g) the non-existence of any insolvency proceedings involving the Tender Offeror, and (h) the availability of funds necessary for the settlement of the Tender Offer.

(Note 2) In the Tender Offer Agreement, the Tender Offeror has (a) an obligation not to extend the Tender Offer Period or otherwise modify the terms of the Tender Offer without the prior written consent of NTH, unless it is required under law or regulation to extend the Tender Offer Period or a competitive proposal is made (meaning any proposal made by any person other than the Tender Offeror to acquire the shares of common stock of the Target Company for a consideration equal to an amount exceeding 105% of the Tender Offer Price; hereinafter the same), (b) an obligation to, if the Tender Offeror withdraws the Tender Offer, notify NTH thereof and discuss in good faith in advance (however, such prior discussion is not required if such discussion before the withdrawal is practically difficult), (c) an indemnification obligation, (d) a confidentiality obligation, and (e) an obligation not to transfer its position under the Tender Offer Agreement or its rights and duties under the Tender Offer Agreement.

(Note 3) The Transition Service Agreement (Reverse TSA) mainly provides that, subject to the successful completion of the Tender Offer, the Target Company shall continue the business transactions with NTH and its subsidiaries and affiliates at a level substantially equivalent to the transaction terms existing as of the date of such agreement for at least three years on and after the date of commencement of settlement of the Tender Offer. In addition, the Tender Offeror, the Target Company and NTH executed The Transition Service Agreement (TSA) as of the signing date of the Tender Offer Agreement, which mainly provides that, subject to the successful completion of the Tender Offer, (i) for two years on and after the date of commencement of settlement of the Tender Offer, NTH shall continue the lease agreement for leasing of the building used as the Koto Office of the Target Company to the Target Company under the terms equal to those as of the signing date of the Transition Service Agreement (TSA), (ii) for at least three years on and after the date of commencement of settlement of the Tender Offer, NTH shall continue or cause any of its subsidiaries or affiliates to continue the business transactions with the Target Company at a level substantially equivalent to the transaction terms existing as of the date of the Transition Service Agreement (TSA).

Notwithstanding the foregoing, the Tender Offer Agreement provides that, if (i) any competitive proposal has been made or publicly announced, or (ii) NTH has determined that a tender of shares in the Tender Offer or failure to withdraw a tender already made would constitute a breach by the directors of NTH of their fiduciary duty, the Tender Offeror and NTH shall discuss the course of action in good faith. If no agreement can be reached within 5 business days after NTH gives notices to the Tender Offeror requiring such discussion (but no later than the day that is 2 business days prior to the last day of the Tender Offer Period), NTH shall not be obligated to tender its shares in the Tender Offer, and if NTH has already tendered its Shares to be Tendered in response to the Tender Offer, NTH may, without paying any damages, penalty or other funds, however denominated, or without any obligation, encumbrance or condition being imposed, withdraw such tender or terminate any agreement for purchase of shares created by virtue of such tender.

As of today, there are no agreements related to the Transaction between the Tender Offeror and NTH, except for the Tender Offer Agreement, the Transition Service Agreement (Reverse TSA) and the Transition Service Agreement (TSA). Also, there are no benefits provided by the Tender Offeror to NTH with respect to the Transaction, except for the payment of the consideration for the Target Company Shares tendered by NTH.

2.	Overview of Tender Offer

(1) Overview of the Target Company

①	Name	Tokyo Nissan Computer System Co., Ltd.

②	Location	19-19, Ebisu 1-chome, Shibuya-ku, Tokyo

③	Title and Name of Representative	Kojiro Yoshimaru, Representative Director and President

④	Description of Business	Information system-related business

⑤	Share Capital	867,740 thousand yen (as of June 30, 2023)

⑥	Date of Incorporation	March 3, 1989

⑦	Major Shareholders and Shareholding Ratios (as of March 31, 2023)	Nissan Tokyo Sales Holdings Co., Ltd.	53.89%
		Hikari Tsushin, Inc.	4.73%
		MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd. Kabushiki Kaisha)	1.68%
		Shinichiro Imaizumi	1.04%
		Toshiaki Oda	0.95%
		Kojiro Yoshimaru	0.86%
		Manabu Saito	0.85%
		IC CO., LTD.	0.85%
		Naoki Takada	0.82%
		Masato Akagi	0.72%

⑧	Relationship between the Tender Offeror and the Target Company

	Capital Relationship	As of today, the Tender Offeror owns 1 Target Company Share (Shareholding Ratio 0.00%).

	Personnel Relationship	The Tender Offeror has no personnel relationship with the Target Company.

	Business Relationship	The Tender Offeror and its two affiliated companies have a business relationship with the Target Company concerning computer-related equipment.

	Status as a Related Party	The Target Company is not a related party to the Tender Offeror.

(Note)

“⑦ Major Shareholders and Shareholding Ratios (as of March 31, 2023)” is based on “Status of Major Shareholder(s)” described in the 35th Annual Securities Report submitted by the Target Company on June 15, 2023.

(2) Schedule

①	Schedule

Date of Resolution of the board of directors	August 9, 2023 (Wednesday)

Date of Public Notice of Commencement of Tender Offer

August 10, 2023 (Thursday)

Public notice will be made electronically, and a notice to that effect will be published in the Nihon Keizai Shimbun.

    (URL of electronic public notice: https://disclosure2.edinet-fsa.go.jp/)

Date of Submission of the Tender Offer Statement	August 10, 2023 (Thursday)

②	Initial Period of Purchase as of the Time of Submission of the Tender Offer Statement From August 10, 2023 (Thursday) to September 25, 2023 (Monday) (31 business days)

③	Possibility of an Extension of the Tender Offer Period by Request of the Target Company

Not applicable.

(3) Tender Offer Price

1,748 yen per share of common stock

(4) Grounds for Computation of Tender Offer Price

①	Basis of Computation

In determining the Tender Offer Price, the Tender Offeror engaged Daiwa, a financial advisor as a third-party valuation agency independent of the Tender Offeror, the Target Company and NTH, to calculate the stock price of the Target Company Shares for the purpose of ensuring the fairness of the Tender Offer Price. Daiwa is not a related party to the Tender Offeror, the Target Company or NTH, and does not have any material interests in the Tender Offer.

Daiwa considered several methods of calculation to determine which method to adopt for the calculation of the value of the Target Company Shares. Based on the premise that the Target Company is a going concern and based on the belief that the value of the Target Company Shares should be evaluated from various perspectives, Daiwa calculated the stock price of the Target Company Shares by using, as the calculation methods, (i) the market price analysis taking into account the trends in the market price of the Target Company’s stock, (ii) the comparable company analysis given that there are several listed companies comparable to the Target Company and analogical inference of the share value of the Target Company Shares is possible through this approach, and (iii) the DCF Analysis taking into account the details of the business results and prospects of the Target Company, and the Tender Offeror obtained the Share Valuation Report (Daiwa) from Daiwa as of August 8, 2023. The Tender Offeror has not obtained any written opinion from Daiwa on the fairness of the Tender Offer Price (fairness opinion), since the Tender Offeror believes that sufficient consideration has been given to the interests of minority shareholders of the Target Company in light of the other measures to ensure the fairness of the Tender Offer Price and the measures to avoid conflicts of interest, each implemented in connection with the Transaction.

According to the Share Valuation Report (Daiwa), the methods adopted and the stock price per Target Company Share as calculated based on each such method are as follows:

Market Price Analysis	: From 715 yen to 880 yen
Comparable Listed Company Analysis	: From 1,001 yen to 1,224 yen
DCF Analysis	: From 1,627 yen to 1,892 yen

With respect to the market price analysis, the range of 715 yen to 880 yen per Target Company Share was derived by setting the record date at August 8, 2023 and using the valuation per Target Company Share quoted on the Standard Market of the Tokyo Stock Exchange based on the closing price on the record date (880 yen), the simple moving average closing prices over the most recent one-month period (from July 10, 2023 to August 8, 2023) (875yen), the most recent three-month period (from May 9, 2023 to August 8, 2023) (778 yen), and the most recent six-month period (from February 9, 2023 to August 8, 2023) (715 yen).

With respect to the comparable company analysis, the range of 1,001 yen to 1,224 yen per Target Company Share was derived by selecting JBCC Holdings Inc., ID Holdings Corporation and AGS Corporation as publicly listed companies which had similar characteristics with the Target Company, and applying the EBITDA multiple.

With respect to the DCF Analysis, the range of 1,627 yen to 1,892 yen per Target Company Share was derived upon analyzing the Target Company’s corporate value and share value by discounting the free cash flow that the Target Company is expected to generate in the fiscal year ending March 2024 and thereafter (based on the Target Company’s estimated future earnings from the fiscal year ending March 2024 through the fiscal year ending March 2028, as adjusted by the Tender Offeror, on the basis of various factors, such as the revenue forecast and investment plan based on the Business Plan prepared by the Target Company, the result of due diligence conducted by the Tender Offeror between late March 2023 and early June 2023, the synergy effects that may be realized by virtue of the consummation of the Transaction, and publicly disclosed information) to the current value by using a certain discount rate. The Business Plan used by Daiwa in its DCF Analysis does not include any fiscal year in which a large increase or decrease in income is expected. Also, the Business Plan was not prepared assuming the implementation of the Tender Offer, since neither the prospective purchaser nor the scheme of the transaction was uncertain at the time the Target Company prepared the Business Plan.

The Tender Offeror finally fixed the Tender Offer Price at 1,748 yen per share by resolution of its board of directors held today, comprehensively taking into consideration the fact that such price exceeds the upper limit of the range of valuations based on the market price analysis and the comparable company analysis indicated in the Share Valuation Report (Daiwa) obtained from Daiwa and also is within the range of valuations based on the DCF Analysis, the result of due diligence on the Target Company conducted by the Tender Offeror between late March 2023 and early June 2023, the advantages arising from the Transaction, the premiums added in determining the tender offer prices in some precedent tender offers conducted by parties other than the issuers with a view to turning the target companies into their wholly-owned subsidiaries, the trend of the market price of the Target Company Shares, whether or not the board of directors of the Target Company will support the Tender Offer, the prospect of tenders in response to the Tender Offer, and the outcome of discussions and negotiations with NTH.

The Tender Offer Price of 1,748 yen per share represents (a) a premium of 98.64% on 880 yen, which is the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on August 8, 2023, the business day immediately preceding the announcement date of the Tender Offer; (b) a premium of 99.77% on 875 yen, which is the simple moving average closing price of the Target Company Shares for the most recent one-month period (from July 10, 2023 to August 8, 2023); (c) a premium of 124.68% on 778 yen, which is the simple moving average closing price of the Target Company Shares for the most recent three-month period (from May 9, 2023 to August 8, 2023); and (d) a premium of 144.48% on 715 yen, which is the simple moving average closing price of the Target Company Shares for the most recent six-month period (from February 9, 2023 to August 8, 2023).

The Tender Offeror has acquired 1Target Company Share from an employee of the Target Company, as of August 8, 2023, at 864 yen, the closing price of the Target Company’s shares on the Standard Market of the Tokyo Stock Exchange on August 3, 2023.

②	Course of Computation

(Circumstances of the Decisions on the Tender Offer Price)

As described in “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” in “1. Purpose of the Purchase etc.”, the Tender Offeror started reviewing the feasibility of capital alliance with the Target Company from late September 2022 and started organizing internal teams for such review and selecting financial advisors and the like. In early November 2022, the Tender Offeror appointed Daiwa as a financial advisor and third-party valuation agency independent of the Tender Offeror, the Target Company and NTH, and proceeded with specific reviews with Daiwa, including with respect to the method of capital alliance with the Target Company. In late November 2022, MUFG Bank advised the Tender Offeror that NTH intends to transfer all of the Target Company Shares owned by it by means of a tender offer or otherwise, and to perform the First Bidding Process and invite the Tender Offeror to participate in the First Bidding Process for the selection of a strategic partner for the purpose of achieving further growth of the Target Company in connection with such transfer.

In early February 2023, the Tender Offeror selected Nagashima Ohno & Tsunematsu as a legal advisor independent from the Tender Offeror, the Target Company, and NTH. The Tender Offeror, while also receiving advice as appropriate from Daiwa, carried out a review, directed toward the submission of a first letter of intent, on the basis of the Business Plan of the Target Company received through MUFG Bank; and on February 3, 2023, the Tender Offeror submitted its first letter of intent, indicating its intention to carry out the Transaction.

As a result, on March 14, 2023, the Tender Offeror, through MUFG Bank, received a communication to the effect that it had passed the First Bidding Process and a notice to the effect that it would be allowed to participate in the Second Bidding Process. In the Second Bidding Process, from late March until early June 2023, the Tender Offeror carried out due diligence of the Target Company’s business, finances, tax matters, and legal matters, held interviews with the Target Company’s management team, and moved forward with further analysis and review of specific measures aimed at creating business synergies between the Tender Offeror Group and the Target Company, the purchase structure, and management policy after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror.

As a result of such review, in late May 2023, the Tender Offeror arrived at the conclusion that it should turn the Target Company into its wholly-owned subsidiary by means of the Tender Offeror through the Transaction.

Based on the result of such analysis and consideration, the Tender Offeror, after passing a resolution of the board of directors on June 13, 2023, submitted the second letter of intent as of the same date to NTH and proposed the Tender Offer Price of 1,748 yen as the proposed acquisition price per Target Company Share.

As a result, on June 21, 2023, the Tender Offeror was notified through MUFG Bank that the Tender Offeror was selected as the final candidate.

In light of this, on July 4, 2023, the Tender Offeror submitted the Proposal Document to the Target Company. On July 7, through SMBC Nikko, the financial advisor of the Target Company, the Tender Offeror received questions from the Special Committee concerning the Proposal Document. On July 14, in response to these questions, the Tender Offeror submitted answers and on that day gave an explanation to the Special Committee. On July 24, through SMBC Nikko, the Tender Offeror received a response to the Proposal Document, to the effect that (i) regarding the purpose of the Transaction and the business strategy, it was believed that for the Target Company, too, further growth would be possible, and when synergy was achieved, this would contribute to the enhancement of the Target Company’s corporate value, and (ii) regarding the Tender Offer Price of 1,748 yen, considering the results of the Target Company’s share price calculation by a third-party valuation agency, the Special Committee recognized that the Tender Offer Price was at a level that could be praised to a certain extent from the perspective of minority shareholder protection, but asked the Tender Offeror to consider raising the Tender Offer Price in order for the Target Company’s minority shareholders to be more fully satisfied.

On July 4, 2023, the Tender Offeror received markups from NTH showing its revisions of the Tender Offer Agreement draft revisions that the Tender Offeror had submitted. The Tender Offeror engaged in further negotiations and discussions with NTH regarding assorted conditions other than the Tender Offer Price, including conditions precedent for NTH to tender its shares in the Tender Offer, conditions relating to changes of Tender Offer conditions by the Tender Offeror, and representations and warranties of the Tender Offeror, and as result, on this day, the Tender Offeror reached agreement with NTH on the Tender Offer Agreement, including a Tender Offer Price of 1,748 yen per 1 share. Discussions carried out in parallel regarding the significance and purpose of the Tender Offer and measures for enhancement of corporate value, including the anticipated synergy effects, resulted in the conclusion that the Tender Offeror and the Target Company had similar corporate culture and goals, and both the Tender Offeror and the Target Company can expect the synergy effects and advantages outlined in (i) through (iv) as described in “① Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making” in “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy” above. In light of the foregoing, the board of directors, in a meeting held on this day, passed a resolution to implement the Tender Offer and to execute the Tender Offer Agreement with NTH.

①	Name of the Third Party from Which an Opinion Was Obtained in Connection with Valuation

In determining the Tender Offer Price, the Tender Offeror obtained, and used as a reference, the Share Valuation Report (Daiwa) as of August 8, 2023 from Daiwa, the financial advisor as a third-party valuation agency independent of the Tender Offeror, the Target Company and NTH. Daiwa is not a related party to the Tender Offeror, the Target Company or NTH, and has no material interest in the Transaction. The Tender Offeror has not obtained any written opinion from Daiwa that the Tender Offer Price is fair from a financial perspective (fairness opinion), since the Tender Offeror believes that sufficient consideration has been given to the interests of minority shareholders of the Target Company in light of the other measures to ensure the fairness of the Tender Offer Price and the measures to avoid conflicts of interest, each implemented in connection with the Transaction.

②	Summary of the Opinion

As described in “① Basis of Computation” above, Daiwa calculated the share price of the Target Company Shares using the market price analysis, the comparable company analysis and the DCF Analysis, and the stock price per Target Company Share as calculated based on each such method is as follows:

Market Price Analysis:	From 715 yen to 880 yen
Comparable Company Analysis:	From 1,001 yen to 1,224 yen
DCF Analysis:	From 1,627 yen to 1,892 yen

③	Reason for Determination of the Tender Offer Price Based on the Opinion

The Tender Offeror finally fixed the Tender Offer Price at 1,748 yen per share by resolution of its board of directors held today, comprehensively taking into consideration the fact that such price exceeds the upper limit of the range of valuations based on the market price analysis and the comparable company analysis indicated in the Share Valuation Report (Daiwa) obtained from Daiwa as of August 8, 2023 and also is within the range of valuations based on the DCF Analysis, the result of due diligence on the Target Company conducted by the Tender Offeror between late March 2023 and early June 2023, the advantages arising from the Transaction, whether or not the board of directors of the Target Company will support the Tender Offer, the prospect of tenders in response to the Tender Offer, and the outcome of discussions and negotiations with NTH.

(5) Number of Share Certificates to Be Purchased

Number of Share Certificates to Be Purchased	Minimum Number of Share Certificates to Be Purchased	Maximum Number of Share Certificates to Be Purchased

6,289,784 shares	4,193,200 shares	—

(Note 1)

If the total number of Tendered Share Certificates falls below the minimum number of shares to be purchased (4,193,200 shares), none of the Tendered Share Certificates will be purchased. If the total number of Tendered Share Certificates is equal to or exceeds the minimum number of shares to be purchased (4,193,200 shares), all of the Tendered Share Certificates will be purchased.

(Note 2)

Since no maximum number of shares to be purchased has been established with respect to the Tender Offer, the number of shares to be purchased is indicated as 6,289,784 shares, which is the maximum number of Target Company Shares to be purchased by the Tender Offeror in the Tender Offer. This number (6,289,784 shares) represents the total number of issued shares as of June 30, 2023 6,300,000 shares listed in the Target First Quarter Results minus the number of Target Company Shares held by the Tender Offeror as of today (1 share) and the number of treasury shares held by the Target Company as of June 30, 2023 (10,215 shares) as listed in the Target First Quarter Results.

(Note 3)

Shares less than one share unit are also subject to the Tender Offer. In cases where holders of shares less than one share unit demand that the Target Company purchase their shares that are less than one share unit pursuant to the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period according to the procedures set forth by the relevant laws and regulations.

(Note 4)	None of the treasury shares held by the Target Company are planned to be acquired through the Tender Offer.

(6) Changes in the Share Certificate Shareholding Ratio after the Purchase

Number of Voting Rights attached to Share Certificates held by the Tender Offeror before the Purchase	0	(Share Certificate Shareholding Ratio before the Purchase 0.00%)

Number of Voting Rights attached to Share Certificates held by Specially Related Parties before the Purchase	0	(Share Certificate Shareholding Ratio before the Purchase 0.00%)

Number of Voting Rights attached to Share Certificates held by the Tender Offeror after the Purchase	62,897	(Share Certificate Shareholding Ratio after the Purchase 100.00%)

Number of Voting Rights attached to Share Certificates held by Specially Related Parties after the Purchase	0	(Share Certificate Shareholding Ratio after the Purchase 0.00%)

Number of Voting Rights of All Shareholders of the Target Company (As of March 31, 2023)	61,952

(Note 1)

Although the Tender Offeror holds 1 Target Company Share, it is not included in the “Number of Voting Rights attached to Share Certificates held by the Tender Offeror before the Purchase,” since it is less than 1 unit (100 shares).

(Note 2)

“Number of Voting Rights attached to Share Certificates held by Specially Related Parties before the Purchase” indicates the total number of voting rights attached to the Share Certificates held by each Specially Related Party (other than those Specially Related Parties that are excluded from the Specially Related Parties pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by Person Other Than Issuer (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended) (hereinafter, the “Ordinance”) in calculating the Share Certificate Shareholding Ratio under the items of Article 27-2, Paragraph 1 of the FIEA). The “Number of Voting Rights attached to Share Certificates held by Specially Related Parties after the Purchase” is indicated as zero since the Share Certificates held by Specially Related Parties (excluding 1 Target Company Share held by the Tender Offeror as of today and treasury shares held by the Target Company) are also subject to the Tender Offer. Going forward, the Tender Offeror will confirm the Share Certificates of the Target Company held by Specially Related Parties. If amendments are needed following this confirmation, the Tender Offeror will promptly disclose the details of the amendments.

(Note 3)

“Number of Voting Rights attached to Share Certificates held by the Tender Offeror after the Purchase” is the number of voting rights equal to the number of voting rights attached to the Share Certificates to be purchased in the Tender Offer plus the “Number of Voting Rights attached to Share Certificates held by the Tender Offeror before the Purchase.”

(Note 4)	“Number of Voting Rights of All Shareholders of the Target Company” (as of March 31, 2023)” is the number of voting rights (on the assumption that 1 share unit is 100 shares) of all shareholders as of March 31, 2023, as described in the Annual Securities Report for the fiscal year ended March 2023 that was submitted by the Target Company on June 15, 2023. However, shares that are less than one share unit are also subject to the Tender Offer, and accordingly, the “Shareholding Ratio before the purchase” and the “share certificate shareholding ratio after the purchase” are calculated using the number of voting rights (62,897) attached to 6,289,785 shares as the denominator.

(Note 5)	The “Shareholding Ratio before the purchase” and the “share certificate shareholding ratio after the purchase” are rounded to the nearest hundredth (0.01) percentage point.

(7) Payment for Purchase 10,994,542,432 yen

(Note )	“Payment for Purchase” is the amount obtained by multiplying the number of shares to be purchased in the Tender Offer (6,289,784 shares) by the Tender Offer Price (1,748 yen) per share.

(8) Method of Settlement

①	Name and Address of the Head Office of Financial Instruments Business Operator or Banks Responsible for the Settlement of Purchase

Daiwa Securities Co. Ltd.	9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

②	Settlement Commencement Date

October 2, 2023 (Monday)

③	Method of Settlement

A notice of purchase through the Tender Offer shall be mailed to the address or location of each of the Tendering Shareholders (or to the address of the standing proxy in the case of foreign shareholders) without delay after the expiration of the Tender Offer Period.

Purchase price will be paid in cash. The purchase price for the Share Certificates that have been purchased will, as designated by the Tendering Shareholders, be remitted by the Tender Offer Agent to the places designated by the Tendering Shareholders (or the standing proxy in the case of foreign shareholders) (remittance fees may be charged) or be paid to the accounts of the Tendering Shareholders used by the Tender Offer Agent to accept the tender, without delay on or after the settlement commencement date.

④	Method of Returning Share Certificates

In the event that all of the Tendered Share Certificates are not purchased pursuant to the conditions described in “① Conditions Set Forth in Each Item of Article 27-13, Paragraph 4 of the FIEA and the Description Thereof” and “② Conditions of Withdrawal of the Tender Offer and Details Thereof; Methods of Disclosure of Withdrawal of Tender Offer” in “(9) Other Conditions and Methods of Purchase, etc.” below, the Share Certificates required to be returned will be returned without delay from the second business day after the last day of the Tender Offer Period (or from the day of withdrawal in the event of withdrawal of the Tender Offer) by restoring the record of the shares that must be returned in the accounts of the Tendering Shareholders established with the Tender Offer Agent to the state that existed at the time the shares were tendered.

(9) Other Conditions and Methods of Purchase

① Conditions Set Forth in Each Item of Article 27-13, Paragraph 4 of the FIEA and the Description Thereof

If the total number of Tendered Share Certificates falls below the minimum number of shares to be purchased (4,193,200 shares), none of the Tendered Share Certificates will be purchased. If the total number of the Tendered Shares Certificates is equal to or exceeds the minimum number of shares to be purchased (4,193,200 shares), all of the Tendered Share Certificates will be purchased.

② Conditions of Withdrawal of the Tender Offer and Details Thereof; Method of Disclosure of Withdrawal of the Tender Offer

The Tender Offer may be withdrawn upon the occurrence of any of the events listed in Sub-items (a) through (j) and Sub-items (m) through (s) of Article 14, Paragraph 1, Item 1 and Sub-items (a) through (h) and (j) of Article 14, Paragraph 1, Item 3; and Item 4 of Article 14, Paragraph 1; and items 3 through 6 of Article 14, Paragraph 2 of the Order for Enforcement of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended; hereinafter, the “Enforcement Order”). Further, the “matters equivalent to the matters listed in Sub-items (a) through (i)” as set out in Sub-item (j) of Item 3 of Article 14, Paragraph 1 of the Enforcement Order signify any cases where it is found that a statutory disclosure document submitted in the past by the Target Company contains a false statement about a material matter or an omission of a material matter required to be stated.

Also, if, by the day before the expiration date of the Tender Offer Period (including in any case where this period is extended), with respect to the prior notification filed by the Tender Offeror with the Japan Fair Trade Commission pursuant to the provisions of Article 10, Paragraph 2 of the Anti-monopoly Act, (i) the Tender Offeror receives a prior notice of Cease and Desist Order from the Japan Fair Trade Commission ordering disposal of all or part of the Target Company Shares, assignment of part of its business, or any action similar to the foregoing, (ii) the Cease and Desist Period does not expire, or (iii) the Tender Offeror is subject to a petition for a court order for emergency suspension on suspicion of violating the provisions of Article 10, Paragraph 1 of the Anti-monopoly Act, the Tender Offeror may withdraw the Tender Offer as a case where “approval, etc.” as set forth in Article 14, Paragraph 1, Item 4 of the Enforcement Order could not be obtained.

Should the Tender Offeror intend to withdraw the Tender Offer, the Tender Offeror will issue electronic public notice thereof and make an announcement to that effect in the Nihon Keizai Shimbun; provided, however, that if it is difficult to issue such notice by the last day of the Tender Offer Period, the Tender Offeror will make an public announcement in the manner as set forth in Article 20 of the Ordinance and issue the public notice immediately thereafter.

③ Conditions of Reduction of Purchase Price and Details Thereof; and Method of Disclosure of Reduction

Pursuant to the provisions of Article 27-6, Paragraph 1, Item 1 of the FIEA, if the Target Company takes any action set forth in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the purchase price pursuant to the standards set forth in Article 19, Paragraph 1 of the Ordinance.

Should the Tender Offeror intend to reduce the purchase price, the Tender Offeror will issue electronic public notice thereof and make an announcement to that effect in the Nihon Keizai Shimbun; provided, however, that if it is difficult to issue such notice by the last day of the Tender Offer Period, the Tender Offeror will make an announcement in the manner as set forth in Article 20 of the Ordinance and issue the public notice immediately thereafter. If the purchase price is reduced, the Tender Offeror will purchase the Tendered Share Certificates tendered on or prior to the date of such public notice at the reduced purchase price.

④ Matters Concerning Tendering Shareholders’ Right of Cancellation of Contract

The Tendering Shareholders may cancel a contract pertaining to the Tender Offer at any time during the Tender Offer Period. In order to cancel the contract, a Tendering Shareholder must deliver (by hand) or mail (by post) the Cancellation Documents (an acceptance slip for the tender application and a written request for the cancellation of the contract pertaining to the Tender Offer) to the head office or a branch office in Japan of the Tender Offer Agent that accepted the tender from such Tendering Shareholder, by 4:00 p.m. on the last day of the Tender Offer Period. Please note that, if cancellation is made by the postal mail services, the Tendering Shareholders cannot cancel the contract unless the Cancellation Documents have reached the relevant office by 4:00 p.m. on the last day of the Tender Offer Period. The Tender Offeror will not make any claim for damages or a penalty payment against the Tendering Shareholders due to the cancellation of their contracts. In addition, the Tender Offeror will bear the cost of returning the Tendered Share Certificates to the Tendering Shareholders. If cancellation of the contract is requested, the Tendered Share Certificates will be returned by the method described in “④ Method of Returning Share Certificates” of “(8) Method of Settlement” above promptly following completion of the cancellation procedures.

⑤ Method of Disclosure if the Terms and Conditions, etc. of the Tender Offer are Changed

The Tender Offeror may change the terms and conditions or other details of the Tender Offer during the Tender Offer Period, unless prohibited by Article 27-6, Paragraph 1 of the FIEA and Article 13 of the Enforcement Order.

Should any terms etc. of purchase be changed, the Tender Offeror will issue electronic public notice of the details of such change and make an announcement to that effect in the Nihon Keizai Shimbun; provided, however, that if it is difficult to issue such public notice by the last day of the Tender Offer Period, the Tender Offeror will make an announcement in the manner as set forth in Article 20 of the Ordinance and issue the public notice immediately thereafter. If any terms of purchase have been changed, the purchase of the Tendered Share Certificates tendered on or prior to the date of such public notice will also be made in accordance with the changed terms and conditions, etc.

⑥ Methods of Disclosure if an Amendment is Filed

If the Tender Offeror files an amendment with the Director-General of the Kanto Local Finance Bureau (except as provided in the proviso of Article 27-8, Paragraph 11 of the FIEA), the Tender Offeror will immediately make a public announcement of the details thereof to the extent relevant to the public notice of the commencement of the Tender Offer, in accordance with the method set forth in Article 20 of the Ordinance. The Tender Offeror will also immediately amend the Tender Offer Explanatory Statement and deliver the amended Tender Offer Explanatory Statement to the Tendering Shareholders who have received the original Tender Offer Explanatory Statement. However, if the amendments are limited in scope, the Tender Offeror will make the amendments by preparing and delivering to the Tendering Shareholders a document stating the reason for the amendments, the matters amended, and the details thereof.

⑦ Methods of Disclosure of Results of the Tender Offer

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with the methods stipulated in Article 9-4 of the Enforcement Order and Article 30-2 of the Ordinance on the day immediately following the last day of the Tender Offer Period.

⑧ Other Information

The Tender Offer is not being made, directly or indirectly, in or to the United States, nor is it being made through the U.S. postal service or any other means or instrumentality of interstate or international commerce (including, but not limited to, facsimile, e-mail, Internet communications, telex, and telephone). The above-mentioned methods, means, or means of interstate or international commerce (including, but not limited to, facsimile, e-mail, Internet communications, telex, and telephone) are not to be used, nor are they to be conducted through a securities exchange facility in the United States. The Tender Offer may not be tendered by any of the aforementioned methods or means, through any of the aforementioned facilities, or from within the United States.

In addition, Neither the tender offer statement related to the Tender Offer nor other relevant documents will, or may, be sent or distributed in, to, or from the United States by the postal mail services or other means. No tender in the Tender Offer that violates, directly or indirectly, any of the aforementioned restrictions will be accepted.

When tendering shares in the Tender Offer, the Tendering Shareholders (or standing proxies in the case of foreign shareholders) may be required to provide the Tender Offer Agent with the representations and warranties listed below:

The Tendering Shareholders are not located in the United States both at the time of tendering their shares in the Tender Offer and at the time of sending tender applications for the Tender Offer. The Tendering Shareholders have not, directly or indirectly, received or sent any information (including its copies) related to the Tender Offer to, in, or from the United States. The Tendering Shareholders have not used, directly or indirectly, in connection with the tender offer acceptance or the provision of their signatures to the tender applications and submission of the tender applications for the Tender Offer, the U.S. postal mail services or any other interstate or international commercial methods or means (including, but not limited to, facsimile, e-mail, Internet communications, telex and telephone) or any stock exchange facilities in the United States; The Tendering Shareholders are not acting as an agent, entrustee or delegate, without discretion, of another entity (except where such other entity provides the Tendering Shareholders with all instructions relating to the Tender Offer from outside the United States).

(10) Date of Public Notice of Commencement of Tender Offer

August 10, 2023 (Thursday)

(11) Tender Offer Agent

Daiwa Securities Co. Ltd.	9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3. Policies after Tender Offer and Future Prospects

Please refer to “(2) Background to Decision to Implement the Tender Offer, Objective, Process behind Decision-Making, and Post-Tender Offer Management Policy,” “(4) Post-Tender Offer Reorganization etc. Policy (Matters relating to Two-Step Acquisition,” and “(5) Prospect of and Reasons for Delisting” in “1. Purpose of the Purchase etc.” above.

4. Other Information

(1) Existence and Details of Agreements between the Tender Offeror and the Target Company or its Officers

① Existence and Details of Agreements between the Tender Offeror and the Target Company

According to the Target Company Press Release, the Target Company resolved at a meeting of its board of directors held today to express an opinion supporting the Tender Offer and to recommend that shareholders of the Target Company tender their shares.

For the details of the process of decision-making by the Target Company, please refer to “⑤ Approval of All Directors Without Interests in the Target Company and Opinion of No Objection from All Auditors Without Interests in the Target Company” in “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer” in “1. Purpose of the Purchase etc.” above.

Also, the Tender Offeror has executed the Transition Service Agreement (Reverse TSA) and the Transition Service Agreement (TSA) with the Target Company and NTH as of this day. For details of these agreements, please refer to “(6) Matters Relating to Important Agreements Regarding the Tender Offer” in “1. Purpose of the Purchase etc.” in “Part 1. Terms of Tender Offer” above.

② Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making; Post-Tender Offer Management Policy

Please see “(2) Background Leading to Decision to Implement the Tender Offer, Objective, and Course of Events Behind Decision-Making; Post-Tender Offer Management Policy” in “1. Purpose of the Purchase etc.” above.

③ Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer

Please refer to “(3) Measures for Ensuring the Fairness of the Tender Offer Price, Measures for Avoiding Conflicts of Interest, and Other Measures for Ensuring the Fairness of the Tender Offer” in “1. Purpose of the Purchase etc.” above.

④ Existence and Details of Agreements between the Tender Offeror and the Officers of the Target Company

Not applicable.

(2) Other Information Deemed Necessary for Investors to Determine Whether to Accept the Tender Offer or Not

① Announcement of Summary of Financial Results (Japanese GAAP) for the First Quarter of the Fiscal Year Ending March 2024 (Non-Consolidated)

The Target Company announced a summary of its quarterly financial results as of this day. The outline of such announced quarterly financial result is as stated below. According to the Target Company, the figures in the outline below have not been reviewed by an auditing firm in accordance with Article 193-2, Paragraph 1 of the FIEA. The outline below is an excerpt from the information disclosed by the Target Company. For details, please refer to the quarterly financial results so announced.

(i)	Profit & Loss

Fiscal Period	Fiscal Period Ended March 2024 (First Quarter Cumulative Period)
Net sales	1,684,912 thousand yen
Cost of sales	1,389,235 thousand yen
Selling, general and administrative expenses	246,641 thousand yen
Non-operating income	1,248 thousand yen
Non-operating expenses	23,163 thousand yen
Net income for the quarter	16,351 thousand yen

(ii)	Per Share Information

Fiscal Period	Fiscal Period Ended March 2024 (First Quarter Cumulative Period)
Net income per share for the quarter	2.60 yen
Amount of cash dividends per share	- yen

②	Announcement of “Notice of Revision of Year-End Dividend Forecast for Fiscal Year Ending March 31, 2024 (No Dividend) and Abolition of Special Benefit Plans for Shareholders”

The Target Company resolved at a meeting of its the board of directors held today to abolish any special benefit plans for shareholders, subject to the successful completion of the Tender Offer. For details, please refer to the “Notice of Revision of Year-End Dividend Forecast for Fiscal Year Ending March 31, 2024 (No Dividend) and Abolition of Special Benefit Plans for Shareholders” announced by the Target Company today.

End of Document

Regulation on Solicitation

This press release is to announce the Tender Offer to the public and has not been prepared for the purpose of soliciting the sale of shares. If shareholders wish to make an offer to sell their shares, they should first read the Tender Offer Explanatory Statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of an offer to buy, any securities. In addition, neither this press release (nor any part of it) nor the fact of its distribution shall form the basis of any agreement regarding the Tender Offer, nor shall it be relied on in connection with executing any such agreement.

Forward-Looking Statements

This press release may contain forward-looking expressions, such as “expect,” “forecast,” “intend,” “plan,” “believe,” and “anticipate,” including expressions regarding future business of the Tender Offeror or other companies. These expressions are based on the Tender Offeror’s current business outlook and are subject to change depending on conditions in the future. The Tender Offeror assumes no obligation to update these expressions concerning forward-looking statements in this press release to reflect factors such as actual business performance, various future circumstances and conditions, and changes to terms and conditions.

U.S. Regulation

The Tender Offer will not be conducted, directly or indirectly, in or targeted at the United States, nor through the U.S. postal mail services or other interstate or international commercial methods or means (including, but not limited to, telephone, telex, facsimile, e-mail, and Internet communication), nor through any stock exchange facilities in the United States. No tender in the Tender Offer may be made through any of the aforementioned methods or means, through those stock exchange facilities, or from the United States. In addition, neither the press release related to the Tender Offer nor other relevant documents will, or may, be sent or distributed in, to, or from the United States by the postal mail services or other means. No tender in the Tender Offer that violates, directly or indirectly, any of the aforementioned restrictions will be accepted.

Solicitation to purchase securities or other equivalent instruments is not conducted to residents in the United States or within the United States. Even if such securities or other equivalent instruments are sent to the Tender Offeror by residents in the United States or from the United States, they will not be accepted.

Other Countries

Some countries or regions may impose restrictions on the announcement, issuance, or distribution of this press release. In such cases, please take note of such restrictions and comply with them. This press release shall not constitute a solicitation of an offer to sell or an offer to purchase share certificates, etc. related to the Tender Offer and shall be deemed to be a distribution of materials for informative purposes only.